EXHIBIT 99.1

UNDERWRITING AGREEMENT

September 17, 2010

Rubicon Minerals Corporation
800 West Pender Street
Suite 1540
Vancouver, BC  V6C 2V6

Attention:   David Adamson, President and Chief Executive Officer

McEwen Trading LP and Evanachan Limited
99 George Street, 3rd Floor
Toronto, Ontario
Canada M5A 2N4

Attention:                      Robert McEwen

Dear Sirs:

We understand that McEwen Trading LP and Evanachan Limited (collectively, the “Selling Shareholders”), propose to sell 45,714,357 common shares (the “Offered Shares”) in the capital of Rubicon Minerals Corporation (the “Company”). Upon and subject to the terms and conditions contained herein, GMP Securities L.P. (“GMP” or the “Underwriter”) hereby offers to purchase from the Selling Shareholders and the Selling Shareholders hereby agree to sell to the Underwriter, all but not less than all of the Offered Shares, at a purchase price of C$4.16 per Share (the “Offering Price”), for an aggregate purchase price of C$190,171,725.10.

The Company has filed a preliminary short form prospectus dated September 16, 2010 (the “Preliminary Prospectus”) with the securities regulatory authorities (the “Securities Commissions”) in each of the provinces of Canada other than Quebec (the “Qualifying Provinces”), and obtained a receipt therefor, and will use its best efforts to prepare and file not later than September 27, 2010 on the terms set out below, a (final) short form prospectus (the “Final Prospectus”) and all related documents, in order to qualify for distribution to the public the Offered Shares in each of the Qualifying Provinces.

The offering of the Offered Shares by the Selling Shareholders is hereinafter referred to as the “Offering”.

In consideration for the services to be rendered by the Underwriter in connection with the Offering, the Selling Shareholders shall pay to the Underwriter at the Closing Time (as hereinafter defined) the Commission (as hereinafter defined).  The obligation of the Selling Shareholders to pay the Commission shall arise at the Closing Time and the Commission shall be fully earned by the Underwriter upon the completion of the Offering.

The Company and the Selling Shareholders agree that the Underwriter will be permitted to appoint, at its sole expense, other registered dealers or other dealers duly qualified in their respective jurisdictions as its agents to assist in the Offering in the Selling Jurisdictions and that the Underwriter may determine the remuneration payable by the Underwriter to such other dealers appointed by them.

This offer is conditional upon and subject to the additional terms and conditions set forth below.

DEFINITIONS AND SCHEDULES

1.           Definitions.

1.1           In this Agreement, in addition to the terms defined above, the following terms shall have the following meanings:

“Affiliates” means the affiliates of the Underwriter;

“Agreement” means this agreement, being the agreement resulting from the acceptance by the Company and the Selling Shareholders of the offer made by the Underwriter hereby;

“Amended Preliminary Prospectus” has the meaning ascribed to such term in Section 4.1.2(c) hereof;

“Applicable Securities Laws” means collectively, the applicable securities laws in each of the Qualifying Provinces, the respective regulations made thereunder, together with applicable published fee schedules, prescribed forms, policy statements, notices, orders, blanket rulings and other regulatory instruments issued by the Securities Commissions thereunder and the securities legislation of and published policies issued by each other relevant jurisdiction, the applicable securities laws of the other Selling Jurisdictions in which the Offered Shares are sold on a private placement basis and all applicable rules and policies of the TSX and NYSE;

“Business Day” means a day other than a Saturday, Sunday or any other day on which the principal chartered banks located in the City of Toronto, Ontario or Vancouver, British Columbia are not open for business;

“Closing” means the completion of the purchase and sale of the Offered Shares as contemplated by this Agreement;

“Closing Date” means the day on which the Closing shall occur, being October 5 , 2010 or such other date as the Underwriter, the Selling Shareholders and the Company may determine, but in any event no later than 42 days from the date of the receipt for the Final Prospectus;

 “Closing Time” means 8:00 a.m. (Toronto time) on the Closing Date;

“Common Shares” means the common shares in the capital of the Company;

“Commission” has the meaning ascribed to such term in Section 12 hereof;

“Debt Instrument” means any loan, bond, debenture, promissory note or other instrument evidencing indebtedness (demand or otherwise) for borrowed money or other liability;

“Directed Selling Efforts” means “directed selling efforts” as defined in Regulation S;

“Distribution Period” means the period commencing on the date of this Agreement and ending on the date on which all of the Offered Shares have been sold by the Underwriter to the public;

“Documents Incorporated by Reference” means in respect of either the Preliminary Prospectus, the Amended Preliminary Prospectus, any Prospectus Amendment or the Final Prospectus, the financial statements, management information circulars, annual information forms, material change reports or other documents issued by the Company, whether before or after the date of this Agreement, that are incorporated by reference or deemed to be incorporated by reference in the Preliminary Prospectus, the Amended Preliminary Prospectus, any Prospectus Amendment, or Final Prospectus, as the case may be, pursuant to Applicable Securities Laws;

“Eligible Issuer” means an issuer which meets the criteria, and has complied with the requirements, of NI 44-101 so as to allow it to offer securities using a short form prospectus;

“Environmental Laws” has the meaning ascribed to such term in Section 4.1.4(d);

“Environmental Permits” has the meaning ascribed to such term in Section 4.1.4(e);

“Financial Statements” has the meaning ascribed to such term in Section 4.1.1(t);

“Final Prospectus” means the (final) short form prospectus of the Company, including all of the Documents Incorporated by Reference and including any amendments or supplements thereto, filed in accordance with MI 11-102, NP 11-202 and NI 44-101 in the Qualifying Provinces, prepared by the Company and relating to the distribution of the Offered Shares and for which a receipt or deemed receipt has been issued by the Securities Commissions;

“GMP” means GMP Securities L.P.;

“including” means including without limitation;

“Leased Premises” means the premises which are material to the Company and which the Company occupies as a tenant;

“Material Agreement” means any note, Debt Instrument, indenture, mortgage or other form of indebtedness and any contract, commitment, agreement (written or oral), instrument, lease or other document, including joint venture agreements, the Option Agreements, the McEwen Definitive Agreement, licence, or any other similar type agreement, to which the Company is a party and which is material to the Company;

“material change”, “material fact” and “misrepresentation” have the respective meanings ascribed thereto in the Securities Act (British Columbia);

“Material Subsidiary” means 691403 B.C. Ltd., a company existing under the provisions of the Business Corporations Act (British Columbia);

“MI 11-102” means Multilateral Instrument 11-102 – Passport System;

“McEwen Definitive Agreement” means the Agreement for the Purchase and Sale of Mineral Interests and Financing of Rubicon dated as of May 18, 2007 among the Company, McEwen Capital Corporation, Evanachan Limited, Evanachan (Alaska) Ltd., Lexam Explorations Inc., Lexam Explorations (U.S.A.) Inc. and Robert McEwen;

“NI 43-101” means National Instrument 43-101–Standards of Disclosure for Mineral Projects;

“NI 44-101” means National Instrument 44-101 – Short Form Prospectus Distributions;

“NP 11-202” means National Policy 11-202 – Process for Prospectus Reviews in Multiple Jurisdictions;

“NYSE” means the NYSE Amex Equities U.S. stock exchange;

“Offered Shares” shall have the meaning ascribed thereto in the first paragraph of this Agreement;

“Offering” shall have the meaning ascribed thereto in the third paragraph of this Agreement;

“Offering Documents” means, collectively, the Preliminary Prospectus, the Amended Preliminary Prospectus, the Final Prospectus, the U.S. Private Placement Memorandum, any Prospectus Amendment and any Supplementary Material;

“Offering Price” shall have the meaning ascribed thereto in the first paragraph of this Agreement;

“Option Agreements” means the option agreements dated January 3, 2002 and June 10, 2002, respectively, between the Company and Dominion Goldfields Corporation in respect of the Phoenix Gold Property;

“Person” includes any individual (whether acting as an executor, trustee administrator, legal representative or otherwise), corporation, firm, partnership, sole proprietorship, syndicate, joint venture, trustee, trust, unincorporated organization or association, and pronouns have a similar extended meaning;

“Phoenix Gold Property” means the Company’s Phoenix Gold property (formerly, the McFinley Gold property) located in the Red Lake District in Northwestern Ontario;

“Preliminary Prospectus” means the preliminary short form prospectus dated September 16, 2010, including all of the Documents Incorporated by Reference, and including any amendments or supplements thereto, filed in accordance with MI 11-102, NP 11-202 and NI 44-101 in the Qualifying Provinces, prepared by the Company and relating to the distribution of the Offered Shares and for which a receipt or deemed receipt has been issued by the Securities Commissions;

“Prospectus” means collectively, the Preliminary Prospectus, the Amended Preliminary Prospectus, the Final Prospectus and any Prospectus Amendment, in each case including all of the Documents Incorporated by Reference;

“Prospectus Amendment” means any amendment to the Preliminary Prospectus, the Amended Preliminary Prospectus or the Final Prospectus required to be prepared and filed by the Company pursuant to Applicable Securities Laws;

“Public Disclosure Documents” means, collectively, all of the documents which have been filed by or on behalf of the Company prior to the Closing Time with the relevant Securities Regulators pursuant to the requirements of Securities Laws, including all documents filed on SEDAR at www.sedar.com;

“Purchasers” means, collectively, each of the purchasers of Offered Shares arranged by the Underwriter pursuant to the Offering, including, if applicable, the Underwriter;

“Qualifying Provinces” means each of the provinces of Canada, except for Québec;

“Regulation S” means Regulation S promulgated under the U.S. Securities Act;

“Securities Commissions” means, collectively, the securities commission or similar regulatory authorities in each of the Qualifying Provinces;

 “Securities Regulators” means, collectively, the securities regulators or other securities regulatory authorities in the Selling Jurisdictions;

“Selling Group” means collectively, those registered dealers appointed by the Underwriter to assist in the Offering as contemplated in the fifth paragraph of this Agreement;

“Selling Jurisdictions” means collectively, each of the Qualifying Provinces and such states in the United States and any other jurisdictions outside of Canada and the United States as mutually agreed to by the Company, the Selling Shareholders and the Underwriter;

“Selling Shareholder Information” means any information relating to the Selling Shareholders and provided by the Selling Shareholders for inclusion in the Offering Documents;

“Subsidiaries” means Rubicon Minerals Nevada Inc., Rubicon Nevada Corp., 691403 B.C. Ltd., 1304850 Ontario Inc., Rubicon Alaska Corp., Rubicon Alaska Holdings Inc. and 707918 Canada Ltd.;

“subsidiary” and “subsidiaries” shall have the meaning ascribed thereto in the Business Corporations Act (British Columbia);

“Supplementary Material” means, collectively, any Prospectus Amendment, any amended or supplemental prospectus or ancillary material required to be filed with any of the Securities Commissions in connection with the distribution of the Offered Shares and any Documents Incorporated by Reference, and shall include any supplemental or supplement to the U.S. Private Placement Memorandum;

“Survival Limitation Date” means the later of:

(i)	the second anniversary of the Closing Date; and

(ii)
the latest date under Applicable Securities Laws relevant to a Purchaser (non-residents of Canada being deemed to be resident in the Province of British Columbia for such purposes) that a Purchaser may be entitled to commence an action or exercise a right of rescission, with respect to a misrepresentation contained in the Final Prospectus or, if applicable, any Supplementary Material;

“Tax Act” means the Income Tax Act (Canada);

“Taxes” shall have the meaning ascribed in Section 4.1.1(jj);

“Transfer Agent” means Computershare Investor Services Inc. in its capacity as transfer agent and registrar of the Company at its principal office in the City of Vancouver, British Columbia;

“TSX” means the Toronto Stock Exchange;

“Underwriter” shall have the meaning ascribed thereto in the first paragraph of this Agreement;

“United States” means the United States of America, its territories and possessions, any state of the United States and the District of Columbia;

“U.S. Person” means a U.S. Person as that term is defined in Regulation S;

“U.S. Private Placement Memorandum” means the U.S. private placement memorandum to be delivered together with the applicable Prospectus to offerees and purchasers in the United States or that are U.S. Persons; and

 “U.S. Securities Act” means the United States Securities Act of 1933, as amended.

1.2           Schedules.   The following are the schedules attached to this Agreement, which schedules are deemed to be a part hereof and are hereby incorporated by reference herein:

Schedule “A” – Details of Outstanding Convertible Securities and Rights to Acquire Securities

Schedule “B” –   United States Offers and Sales

TERMS AND CONDITIONS

2.           Nature of Transaction.

Each Purchaser resident in a Qualifying Province shall purchase the Offered Shares pursuant to the Final Prospectus. Except as set forth in Section 3.3 hereof, each other Purchaser shall purchase in accordance with such procedures as the Company and the Underwriter may mutually agree, acting reasonably, in order to fully comply with Applicable Securities Laws. The Company hereby agrees to comply with all Applicable Securities Laws on a timely basis in connection with the distribution of the Offered Shares.  Subject to being notified by the Underwriter of the requirements thereof and upon request by the Underwriter, the Company also agrees to file within the periods stipulated under Applicable Securities Laws of Selling Jurisdictions other than the Qualifying Provinces and at the Company’s expense all necessary forms required to be filed by the Company in connection with the Offering and agrees to pay all filing fees required to be paid in connection therewith so that the distribution of the Offered Shares in the Selling Jurisdictions outside of Canada may lawfully occur without the necessity of registering the Offered Shares or filing a prospectus or any similar document under applicable securities laws in such Selling Jurisdictions outside of Canada, if applicable. The Underwriter agree to assist the Company in all reasonable respects to secure compliance with all regulatory requirements in connection with the Offering.

3.           Covenants of the Underwriter.

3.1           The Underwriter covenants with the Company that it will (and will use its commercially reasonable best efforts to cause the members of the Selling Group to):

(a)
conduct activities in connection with arranging for the sale and distribution of the Offered Shares in compliance with all Applicable Securities Laws, the Prospectus and the provisions of this Agreement, including Schedule “B” to this Agreement;

(b)
not, directly or indirectly, sell or solicit offers to purchase the Offered Shares or distribute or publish any offering circular, prospectus, form of application, advertisement or other offering materials in any country or jurisdiction so as to require registration or filing of a prospectus with respect thereto or compliance by the Company with regulatory requirements (including any continuous disclosure obligations) under the laws of, or subject the Company (or any of its directors, officers or employees) to any inquiry, investigation or proceeding of any securities regulatory authority, stock exchange or other authority in, any jurisdiction (other than the filing of the Prospectus in the Qualifying Provinces);

(c)	use all reasonable efforts to complete and to cause the members of the Selling Group to complete the distribution of the Offered Shares as soon as practicable; and

(d)
upon the Company obtaining the necessary receipt or deemed receipt in each of the Qualifying Provinces pursuant to MI 11-102, NP 11-202 and NI 44-101, deliver one copy of each of the Offering Documents, as applicable, to each of the Purchasers.

3.2           The Underwriter shall notify the Company when, in its opinion, the Underwriter and Selling Group have ceased distribution of the Offered Shares and, if required for regulatory compliance purposes, provide a breakdown of the number of Offered Shares distributed and proceeds received (A) in each of the Qualifying Provinces and (B) in any other Selling Jurisdiction.

3.3           The Underwriter covenants with the Company that it will only solicit and offer to sell to purchasers of Offered Shares in the United States or that are U.S. Persons in compliance with Schedule “B” to this Agreement.

3.4           The Underwriter represents and warrants to, and covenants with, the Company that it is duly registered under the Applicable Securities Laws in each of the Qualifying Provinces.

3.5           The Underwriter has complied and will comply, and shall require each member of the Selling Group to comply with Applicable Securities Laws in connection with the distribution of the Offered Shares, and shall offer the Offered Shares for sale to the public directly and through members of the Selling Group upon the terms and conditions set out in the Prospectus and this Agreement. The Underwriter has offered and will offer, and shall require each member of the Selling Group to offer, for sale to the public and sell the Offered Shares only in those jurisdictions where they may be lawfully offered for sale or sold and, subject to Section 3.6, only at the price per Offered Share set out in the Prospectus.

3.6           Without affecting the firm obligation of the Underwriter to purchase the Offered Shares from the Selling Shareholders at the Offering Price in accordance with this Agreement, after the Underwriter has made reasonable effort to sell all of the Offered Shares offered under the Final Prospectus at the Offering Price, the Offering Price may be decreased and further changed from time to time to an amount not greater than the Offering Price specified herein. Such decrease in the Offering Price will not affect the Underwriter’s Commission (C$0.1664 per Offered Share) to be paid by the Selling Shareholders to the Underwriter, and it will not decrease the amount of the net proceeds of the Offering to the Selling Shareholders (C$3.9936 per Offered Share). The Underwriter will inform the Company and the Selling Shareholders if the Offering Price is decreased.

4.           Representations, Warranties and Covenants of the Company.

The Company represents, warrants and covenants to the Underwriter, and to the Purchasers, and acknowledges that each of them is relying upon such representations, warranties and covenants, in connection with the sale of the Offered Shares, that:

4.1.1	General Matters

(a)
the Company (i) has been duly incorporated under the Business Corporations Act (British Columbia) and is and will at the Closing Time be up-to-date in all material corporate filings and in good standing under such Act; (ii) has all requisite corporate power and capacity to carry on its business as now conducted and to own, lease and operate its properties and assets; and (iii) has all requisite corporate power and authority to enter into and carry out its obligations under this Agreement;

(b)
the Company has no subsidiaries other than as listed below and the Company beneficially owns, directly or indirectly, the percentage indicated below of the issued and outstanding shares in the capital of the Subsidiaries free and clear of all mortgages, liens, charges, pledges, security interests, encumbrances, claims or demands of any kind whatsoever, all of such shares have been duly authorized and validly issued and are outstanding as fully paid and non-assessable shares and no person has any right, agreement or option, present or future, contingent or absolute, or any right capable of becoming a right, agreement or option, for the purchase from the Company of any interest in any of such shares or for the issue or allotment of any unissued shares in the capital of the Subsidiaries or any other security convertible into or exchangeable for any such shares:

Name	Jurisdiction of Incorporation or Continuance	Beneficial Equity/Voting Ownership
Rubicon Minerals Nevada Inc.	British Columbia	100%
Rubicon Nevada Corp.	Nevada	100%
691403 B.C. Ltd.	British Columbia	100%
1304850 Ontario Inc.	Ontario	100%
Rubicon Alaska Corp.	Alaska	100%
Rubicon Alaska Holdings Inc.	Ontario	100%
7070918 Canada Ltd.	Canada	100%

(c)
the Subsidiaries (i) have been duly incorporated in their respective jurisdiction of incorporation and are and will at the Closing Time be up-to-date in all material corporate filings and in good standing under the laws of such jurisdiction, as the case may be, and (ii) have all requisite corporate power and authority to carry on their respective businesses as now conducted and to own, lease and operate their properties and assets;

(d)	no proceedings have been taken, instituted or, to the knowledge of the Company or the Subsidiaries, are pending for the dissolution or liquidation of the Company or the Subsidiaries;

(e)
the Company and the Subsidiaries are, in all material respects, conducting their respective businesses in compliance with all applicable laws, rules and regulations (including all material applicable federal, provincial, municipal, and local environmental anti-pollution and licensing laws, regulations and other lawful requirements of any governmental or regulatory body, including but not limited to relevant exploration, concessions and permits) of each jurisdiction in which their respective business is carried on and is licensed, registered or qualified in all jurisdictions in which they own, lease or operate their properties or carry on business to enable their businesses to be carried on as now conducted and their properties and assets to be owned, leased and operated and all such licences, registrations and qualifications are valid, subsisting and in good standing and they have not received a notice of non-compliance, nor do they know of, nor have reasonable grounds to know of, any facts that could give rise to a notice of non-compliance with any such laws, regulations or permits which could have an adverse material effect on the Company or the Subsidiaries and will at the Closing Time be valid, subsisting and in good standing;

(f)
the execution and delivery of this Agreement and the performance by the Company of its obligations hereunder and the transactions contemplated hereby have been duly authorized by all necessary corporate action of the Company and upon the execution and delivery hereof shall constitute a valid and binding obligation of the Company, enforceable against the Company in accordance with its terms, provided that enforcement thereof may be limited by laws affecting creditors’ rights generally, that specific performance and other equitable remedies may only be granted in the discretion of a court of competent jurisdiction, that the provisions relating to indemnity, contribution and waiver of contribution may be unenforceable and that enforceability is subject to the provisions of the Limitation Act (British Columbia);

(g)
at the Closing Time, all consents, approvals, permits, authorizations or filings as may be required of the Company under Applicable Securities Laws necessary for the execution and delivery of this Agreement, the sale of the Offered Shares and the consummation of the transactions contemplated hereby have been made or obtained, as applicable, other than customary post-closing filings required to be submitted within the applicable time frame pursuant to Applicable Securities Laws and “blue sky laws” in the United States;

(h)	at or prior to the Closing Time, the Company will have fulfilled or caused to be fulfilled, each of the conditions set out in Section 7 hereof;

(i)
neither the Company nor the Subsidiaries are in default or breach of, and the execution and delivery of this Agreement and the performance by the Company of its obligations hereunder, and the consummation of the transactions contemplated hereby do not and will not conflict with or result in a breach or violation of any of the terms of or provisions of, or constitute a default under, (whether after notice or lapse of time or both), (A) any statute, rule or regulation applicable to the Company or the Subsidiaries, including Applicable Securities Laws; (B) the constating documents, articles or resolutions of the Company and the Subsidiaries which are in effect at the date hereof; (C) any Debt Instrument, Material Agreement, mortgage or indenture to which the Company or the Subsidiaries are a party or by which they are bound; or (D) any judgment, decree or order binding the Company or the Subsidiaries or the property or assets of the Company or the Subsidiaries;

(j)
neither the Company nor the Subsidiaries are aware of any legislation, or proposed legislation published by a legislative body, which they anticipate will materially and adversely affect the business, affairs, operations, assets, liabilities (contingent or otherwise) or prospects of the Company and the Subsidiaries, on a consolidated basis;

(k)	all statements made in this Agreement and in the Offering Documents describing the attributes of the Offered Shares are, and will be, as applicable, accurate in all material respects;

(l)
the authorized capital of the Company consists of an unlimited number of Common Shares, of which, as of the close of business on September 16, 2010, 213,564,174 Common Shares were outstanding as fully paid and non-assessable shares of the Company;

(m)
the currently issued and outstanding Common Shares are listed and posted for trading on the TSX and the NYSE and no order ceasing or suspending trading in any securities of the Company or prohibiting the sale of the Offered Shares or the trading of any of the Company’s issued securities has been issued and no proceedings for such purpose have been threatened or, to the knowledge of the Company, are pending;

(n)
neither the Company nor its Subsidiaries has taken any action which would be reasonably expected to result in the delisting or suspension of the Common Shares on or from the TSX or the NYSE and the Company is currently in material compliance with the rules and regulations of the TSX and the NYSE;

(o)
for a period of two years after the Closing Date, the Company shall not, unless approved by a special resolution of the shareholders of the Company, take any action which would be reasonably expected to result in the delisting or suspension of its Common Shares on or from the TSX or the NYSE or on or from any securities exchange, market or trading or quotation facility on which its Common Shares are then listed or quoted and the Company shall use its best efforts to comply with the rules and regulations thereof, subject to the exception set out in Section 4.1.1(aa) below;

(p)
the Company shall use its best efforts to ensure that the Offered Shares are listed for trading on the TSX and NYSE effective as of the Closing Date, and remain listed for trading on the TSX and NYSE for a period of not less than two years following the Closing Date;

(q)
except as referred to in Schedule “A” hereto, no person now has any agreement or option or right or privilege (whether at law, pre-emptive or contractual) capable of becoming an agreement for the purchase, subscription or issuance of, or conversion into, any unissued shares, securities, warrants or convertible obligations of any nature of the Company;

(r)
the Company shall not issue or sell any of its Common Shares or any securities convertible into or exchangeable for or exercisable to acquire Common Shares, for a period of 90 days from the Closing Date, without the prior written consent of the Underwriter, other than in connection with: (a) the grant or exercise of stock options and other similar issuances pursuant to the stock option plan of the Company and other share compensation arrangements including, for greater certainty the sale of any shares issued thereunder; (b) outstanding warrants; and (c) obligations in respect of existing agreements;

(s)	since December 31, 2009, except as disclosed in the Prospectus:

(i)
there has not been any material change in the assets, liabilities, obligations (absolute, accrued, contingent or otherwise), business, condition (financial or otherwise) or results of operations of the Company or the Subsidiaries on a consolidated basis;

(ii)	there has not been any material change in the capital stock or long-term debt of the Company or the Subsidiaries on a consolidated basis; and

(iii)	the Company and the Subsidiaries have carried on their business in the ordinary course;

(t)
the audited comparative consolidated financial statements as at and for the financial years ended December 31, 2009 and 2008 and the unaudited comparative consolidated financial statements for the six months ended June 30, 2010 (the “Financial Statements”) incorporated by reference in the Prospectus (i) have been prepared in accordance with Canadian generally accepted accounting principles, applied on a basis consistent with prior periods, (ii) are, in all material respects, consistent with the books and records of the Company, (iii) contain and reflect all material adjustments for the fair presentation of the results of operations and the financial condition of the business of the Company for the periods covered thereby, (iv) present fairly, in all material respects, the financial position of the Company as at the dates thereof and the results of its operations and the changes in its financial position for the periods then ended, (v) contain and reflect adequate provision or allowance for all reasonably anticipated liabilities, expenses and losses of the Company, and (vi) do not omit to state any material fact that is required by generally accepted accounting principles or by applicable law to be stated or reflected therein or which is necessary to make the statements contained therein not misleading, respectively;

(u)
there are no material off-balance sheet transactions, arrangements or obligations (including contingent obligations) of the Company or the Subsidiaries with unconsolidated entities or other persons that could reasonably be expected to have a material adverse effect on the Company and the Subsidiaries, on a consolidated basis;

(v)	the Company and each of the Subsidiaries maintains a system of internal accounting controls sufficient to provide reasonable assurance that (i) transactions are executed in accordance with management’s general or specific authorizations, (ii) transactions are recorded as necessary to permit preparation of financial statements in conformity with generally accepted accounting principles in Canada and to maintain asset accountability, (iii) access to assets is permitted only in accordance with management’s general or specific authorization, and (iv) the recorded accountability for assets is compared with the existing assets at reasonable intervals and appropriate action is taken with respect to any differences;

(w)
neither the Company nor the Subsidiaries has any liabilities, direct or indirect, contingent or otherwise, not disclosed in the Prospectus which materially adversely affects the Company or the Subsidiaries, on a consolidated basis, or would reasonably be expected to have a material adverse effect on the Company or the Subsidiaries, on a consolidated basis.  Without limiting the generality of the foregoing, neither the Company nor any of the Subsidiaries has any material obligation or liability except as disclosed in the Prospectus or those arising in the ordinary course of business none of which is materially adverse to the Company and the Subsidiaries on a consolidated basis;

(x)
there are no actions, proceedings or investigations (whether or not purportedly by or on behalf of the Company or the Subsidiaries) pending against or affecting the Company or the Subsidiaries or property or assets of the Company or the Subsidiaries or to the knowledge of the Company threatened against the Company or the Subsidiaries at law or in equity (whether in any court, arbitration or similar tribunal) or before or by any federal, provincial, state, municipal or other governmental department, commission, board or agency, domestic or foreign;

(y)	there are no judgments against the Company or the Subsidiaries, which are unsatisfied, nor are there any consent decrees or injunctions to which the Company or the Subsidiaries are subject;

(z)
the Company is a “reporting issuer”, not included in a list of defaulting reporting issuers maintained by the Securities Commissions in the Provinces of British Columbia, Alberta, Ontario and Quebec, and at the Closing Time, will be a “reporting issuer”, not included in a list of defaulting reporting issuers maintained by the relevant Securities Commissions in the Qualifying Provinces, and without limiting the foregoing, the Company is in compliance with, and has at all times complied with its timely and continuous disclosure obligations under Applicable Securities Laws, including but not limited to disclosing all material changes relating to it and there is no material change relating to the Company or the Subsidiaries which has occurred and with respect to which the requisite material change report has not been filed with the applicable Securities Commissions;

(aa)
the Company shall use its best efforts to maintain its status as a “reporting issuer” (or the equivalent thereof) not in default of the requirements of the Securities Laws in each of the Qualifying Provinces until the date that is two years following the Closing Date, provided that this covenant shall not prevent the Company from completing any transaction which would result in the Company ceasing to be a

“reporting issuer” so long as the holders of Common Shares receive securities of an entity which is listed on a stock exchange in Canada or the holders of the Common Shares have approved the transaction (or, in the case of a take-over bid, a sufficient number of Common Shares have been deposited to the bid in order to enable the bidder to utilize the “compulsory acquisition” provisions of the Business Corporations Act (British Columbia)) in accordance with the requirements of applicable corporate and securities laws and the policies of the TSX;

(bb)
all filings and fees required to be made and paid by the Company pursuant to Applicable Securities Laws and general corporate law have been made and paid and the information and statements set forth in the Public Disclosure Documents were accurate in all material respects and did not contain any misrepresentation as of the date of such information or statement, and the Company has not filed any confidential material change report with any Securities Regulators;

(cc)
the Company’s auditors who audited the comparative consolidated financial statements as at and for the financial years ended December 31, 2009 and 2008 incorporated by reference in the Prospectus and delivered their auditors’ report thereon are independent public accountants as required by the Applicable Securities Laws;

(dd)	there has never been a “reportable event” (within the meaning of National Instrument 51-102 of the Canadian Securities Administrators) with the present or any former auditor of the Company;

(ee)
there is not, in the constating documents, by-laws or in any Debt Instrument, Material Agreement or other instrument or document to which the Company or the Subsidiaries are a party, any restriction upon or impediment to, the declaration or payment of dividends by the directors of the Company or the payment of dividends by the Company to the holders of its Common Shares;

(ff)
neither the Company nor the Subsidiaries are party to or bound or affected by any commitment, agreement or document containing any covenant which expressly limits the freedom of the Company or the Subsidiaries to compete in any line of business, transfer or move any of their assets or operations or which materially or adversely affects the business practices, operations or condition of the Company or the Subsidiaries;

(gg)
neither the Company nor the Subsidiaries are party to any agreement, nor is the Company aware of any agreement, which in any manner affects the voting control of any of the securities of the Company or the Subsidiaries, other than McEwen Definitive Agreement;

(hh)
neither the Company nor the Subsidiaries have approved or entered into any binding agreement in respect of (i) the purchase of any property or assets or any interest therein, that is material to the Company or the Material Subsidiary, or the sale, transfer or other disposition of any property or assets or any interest therein, that is material to the Company or the Material Subsidiary, currently owned, directly or indirectly, by the Company or the Subsidiaries whether by asset sale, transfer of shares or otherwise, or (ii) the change of control (by sale or transfer of shares or sale of all or substantially all the property and assets of the Company or the Subsidiaries or otherwise) of the Company;

(ii)	there is no requirement under any agreement or applicable laws (including Applicable Securities Laws) or otherwise, for the Company to obtain the approval of its shareholders to complete the Offering;

(jj)
all taxes (including income tax, capital tax, payroll taxes, employer health tax, workers’ compensation payments, property taxes, custom and land transfer taxes), duties, royalties, levies, imposts, assessments, deductions, charges or withholdings and all liabilities with respect thereto including any penalty and interest payable with respect thereto (collectively, “Taxes”) due and payable by the Company and the Subsidiaries have been paid except for where the failure to pay such taxes would not constitute an adverse material fact of the Company and of the Subsidiaries on a consolidated basis or result in an adverse material change to the Company and the Subsidiaries on a consolidated basis.  All tax returns, declarations, remittances and filings required to be filed by the Company and the Subsidiaries have been filed with all appropriate governmental authorities and all such returns, declarations, remittances and filings are complete and accurate and no material fact or facts have been omitted therefrom which would make any of them misleading except where the failure to file such documents would not constitute an adverse material fact of the Company and of the Subsidiaries on a consolidated basis or result in an adverse material change to the Company and the Subsidiaries.  To the best of the knowledge of the Company, no examination of any tax return of the Company or the Subsidiaries is currently in progress and there are no issues or disputes outstanding with any governmental authority respecting any taxes that have been paid, or may be payable, by the Company or the Subsidiaries, in any case, except where such examinations, issues or disputes would not constitute an adverse material fact of the Company or of the Subsidiaries or result in an adverse material change to the Company and the Subsidiaries on a consolidated basis;

(kk)
neither the Company nor the Subsidiaries, nor to the best of the Company’s knowledge, information and belief, any other party thereto, is in default in any material respect in the observance or performance of any term, covenant or obligation to be performed by the Company or the Subsidiaries or such other person under any Debt Instrument, Material Agreement or other instrument, document or arrangement (including all option agreements) to which the Company or the Subsidiaries are a party or otherwise bound and all such contracts, agreements or arrangements (including all option agreements) are in good standing, and no event has occurred which with notice or lapse of time or both would constitute such a default by the Company, the Subsidiaries or any other party with respect to any such agreement, instrument, document or arrangement;

(ll)
the Company has made all payments required to be made under the Option Agreements and has otherwise satisfied all of the terms of the Option Agreements and has earned a 100% right, title and interest in and to the Phoenix Gold Property according and subject to the terms of the Option Agreements;

(mm)
all mineral property option agreements, licenses, leases and claims to which the Company or the Material Subsidiary is a party or has an interest or is otherwise bound, are in good standing and other than as disclosed in the title opinion to be delivered pursuant to Section 7 hereto and substantially in the form as the draft previously provided, there are no liens or encumbrances registered or outstanding against the interests therein or the property related thereto, all payment obligations thereunder have been met, and to the best of the knowledge of the Company after due inquiry, the title to the mineral property interests held by the Company or the Material Subsidiary or which are otherwise held by the Company or the Material Subsidiary are valid, subsisting and enforceable titles held by the titleholder who are party to the respective option agreements;

(nn)	the Company will obtain such regulatory consents from the TSX and the NYSE for the sale of the Offered Shares as the Underwriter and the Selling Shareholders, acting reasonably, may direct;

(oo)	the Transfer Agent at its principal transfer office in the City of Vancouver, British Columbia has been duly appointed as the registrar and transfer agent in Canada in respect of the Common Shares;

(pp)
except as disclosed in the Prospectus, none of the directors, officers or employees of the Company, any holder of more than ten per cent of any class of shares of the Company known to the Company, or any associate or affiliate of any of the foregoing persons or companies (as such terms are defined in the Securities Act (British Columbia)) known to the Company, has had any material interest, direct or indirect, in any material transaction within the previous two years or any proposed material transaction with the Company which, as the case may be, materially affected, is material to or will materially affect the Company or the Subsidiaries on a consolidated basis;

(qq)
other than the advisor to the Special Committee of directors formed to consider the Offering, there is no person acting at the request of the Company or to the knowledge of the Company, purporting to act who is entitled to any brokerage, agency or other fiscal advisory or similar fee in connection with the Offering or transactions contemplated herein;

(rr)
neither the Company nor the Subsidiaries are a party to any Debt Instrument or has any material loans or other indebtedness outstanding or which has been made to any of its shareholders, officers, directors or employees, past or present, or any person not dealing at “arm’s length” (as such term is defined in the Tax Act) with the Company or the Subsidiaries;

(ss)
the assets of the Company and the Subsidiaries and their respective businesses and operations are insured against loss or damage with responsible insurers on a basis consistent with insurance obtained by reasonably prudent participants in comparable businesses, and such coverage is in full force and effect, and neither the Company nor the Subsidiaries have breached the terms of any policies in respect thereof nor failed to promptly give any notice or present any material claim thereunder;

(tt)
the Company has disclosed all material information relating to its material mineral properties in the Prospectus in compliance with Applicable Securities Laws and such disclosure is true and complete and accurate in all material respects;

(uu)
except as disclosed in the Prospectus, the Company or the Subsidiaries, as applicable, are the registered owners or have all legal rights as owners of all mining claims, concessions, licenses, leases or other instruments conferring the mineral rights in respect of the Company’s mineral properties;

(vv)
with respect to each of the Leased Premises, the Company occupies the Leased Premises and has the exclusive right to occupy and use the Leased Premises and each of the leases pursuant to which the Company occupies the Leased Premises is in good standing and in full force and effect.  The performance of obligations pursuant to and in compliance with the terms of this Agreement and the completion of transactions described herein by the Company, will not afford any of the parties to such leases or any other person the right to terminate such lease or result in any additional or more onerous obligations under such leases;

(ww)
the Company owns or possesses the right to use all material patents, trademarks, trademark registrations, service marks, service mark registrations, trade names, copyrights, licenses, inventions, trade secrets and rights described in the Public Disclosure Documents as being owned by it or necessary for the conduct of its business, and the Company is not aware of any claim to the contrary or any challenge by any other person to the rights of the Company or the Subsidiaries with respect to the foregoing. To the best of the Company’s knowledge, the business of the Company and the Subsidiaries as now conducted does not, and as currently proposed to be conducted will not, infringe or conflict with, in any material respect, patents, trademarks, service marks, trade names, copyrights, trade secrets, licenses or other intellectual property or franchise right of any person.  No claim has been made against the Company or the Subsidiaries alleging the infringement by the Company or the Subsidiaries of any patent, trademark, service mark, trade name, copyright, trade secret, license in or other intellectual property right or franchise right of any person;

(xx)
all information which has been prepared by the Company relating to the Company or the Subsidiaries and their respective businesses, property and liabilities and either publicly disclosed or provided to the Underwriter, including all financial, marketing, sales and operational information provided to the Underwriter and all Public Disclosure Documents are, as of the date of such information, true and correct in all material respects and does not contain a misrepresentation, and no material fact or facts have been omitted therefrom which would make such information materially misleading and the Company is not aware of any circumstances presently existing under which liability is or would reasonably be expected to be incurred under Part XXIII.1 – Civil Liability for Secondary Market Disclosure of the Securities Act (Ontario) and analogous secondary market liability disclosure provisions under Applicable Securities Laws in the other Selling Jurisdictions;

(yy)
the Company agrees that it shall obtain prior approval of the Underwriter as to the content and form of any press release relating to the Offering, such approval not to be unreasonably withheld.  In addition, if required by the Applicable Securities Laws, any press release announcing or otherwise referring to the Offering disseminated in the United States shall comply with the requirements of Rule 135c under the U.S. Securities Act and any press release announcing or otherwise referring to the Offering disseminated outside the United States shall include an appropriate notation on each page substantially as follows: “Not for distribution to U.S. news wire services, or dissemination in the United States.”;

(zz)
the Company has not completed any “significant acquisition” or “significant disposition”, nor is it proposing any “probable acquisitions” (as such terms are used in NI 44-101) that would require the inclusion of any additional financial statements or pro forma financial statements in the Prospectus pursuant to Applicable Securities Laws;

4.1.2	Prospectus Matters

(a)	the Company is an Eligible Issuer;

(b)
the information and statements set forth in the Preliminary Prospectus is, and the information and statements set forth in the Amended Preliminary Prospectus, the Final Prospectus, any Prospectus Amendment or Supplementary Material, including for certainty all Documents Incorporated by Reference, will be,  true, correct and complete in all material respects and do not, and will not, contain any misrepresentation as of the date of such information or statement and the Company is not aware of any material inaccuracy in any document included in the Public Disclosure Documents as considered at the time the relevant document was filed;

(c)
the Company will prepare and file an amendment to the Preliminary Prospectus (the “Amended Preliminary Prospectus”) setting forth pricing information furnished by the Underwriter, pursuant to MI 11-102, NP 11-202 and NI 44-101, and use all reasonable commercial efforts to obtain a receipt or deemed receipt therefor in each of the Qualifying Provinces, and shall have taken such other steps and proceedings that may be reasonably requested by the Underwriter prior to 5:00 p.m. (Toronto time) on September 17, 2010;

(d)
the Company will, provided the Underwriter has taken all action required by them hereunder to permit the Company to do so, satisfy all comments of the Securities Commissions with respect to the Amended Preliminary Prospectus as soon as possible after receipt of such comments and prepare and file the Final Prospectus pursuant to MI 11-102, NP 11-202 and NI 44-101, and use all reasonable commercial efforts to obtain a final receipt or deemed receipt therefor in each of the Qualifying Provinces, and shall have taken all such other steps and proceedings that may be reasonably directed by the Underwriter in order to qualify the Offered Shares for distribution pursuant to the Final Prospectus in each of the Qualifying Provinces prior to 5:00 p.m. (Toronto time) on September 27, 2010 (or such other date as agreed to by the Underwriter);

(e)
the Company will deliver at the expense of the Underwriter as soon as practicable but in any event on the next Business Day after a receipt or deemed receipt is obtained in each of the Qualifying Provinces for the Amended Preliminary Prospectus and the Final Prospectus, respectively, and thereafter from time to time as requested by the Underwriter, as many commercial copies of the Amended Preliminary Prospectus, the Final Prospectus (and any Supplementary Material) as they may reasonably request for the purposes contemplated hereunder and contemplated by Applicable Securities Laws in the Qualifying Provinces and each such delivery of the Amended Preliminary Prospectus, Final Prospectus and any Supplementary Material will have constituted and shall constitute the consent of the Company to the use of such documents by the Underwriter in connection with the distribution of the Offered Shares, subject to the Underwriter complying with the provisions of Applicable Securities Laws in the Qualifying Provinces and the provisions of this Agreement;

(f)
the Company will deliver at the expense of the Underwriter as soon as practicable but in any event on the next Business Day after a receipt or deemed receipt is obtained in each of the Qualifying Provinces for the Amended Preliminary Prospectus and the Final Prospectus, respectively, and thereafter from time to time as requested by the Underwriter, as many commercial copies of the U.S. Private Placement Memorandum (and any Supplementary Material) as they may reasonably request for the purposes contemplated hereunder and each such delivery of the U.S. Private Placement Memorandum and any Supplementary Materials will have constituted and shall constitute the consent of the Company to the use of such documents by the Underwriter in connection with the distribution of the Offered Shares, subject to the Underwriter complying with the provisions of Applicable Securities Laws in the United States and the provisions of this Agreement;

(g)
the Company hereby represents and warrants, and each delivery of the Offering Documents to the Underwriter by the Company in accordance with this Agreement will constitute the representation and warranty of the Company to the Underwriter, that (except for information and statements relating to the Underwriter and the Selling Shareholders and furnished by the Underwriter and the Selling Shareholders specifically for use in the Offering Documents), at the respective date of such documents:

(i)
all of the information and statements contained in each of the Offering Documents are true and correct and contain no misrepresentation and constitute full, true and plain disclosure of all material facts relating to the Company and the Subsidiaries on a consolidated basis and the Common Shares;

(ii)
no material fact or information has been omitted from any of the Offering Documents which is required to be stated in such disclosure or is necessary to make the statements or information contained in such disclosure not misleading in light of the circumstances under which they were made; and

(ii)	the Offering Documents contain the disclosure required by and comply in all material respects with all requirements of Applicable Securities Laws;

(h)
during and prior to completion of the Distribution Period, the Company will use its reasonable best efforts to otherwise take or cause to be taken all steps and proceedings that may be required under the Applicable Securities Laws or directed by the Underwriter, acting reasonably, to qualify the Offered Shares for sale to the public in the Qualifying Provinces through registrants registered under the Applicable Securities Laws who have complied with the relevant provisions thereof;

(i)
at all times until the completion of the Distribution Period or the date on which the Underwriter has exercised its termination rights pursuant to Section 8, the Company will, to the satisfaction of counsel to the Underwriter, acting reasonably, promptly take or cause to be taken all additional steps and proceedings that may be required from time to time under the Applicable Securities Laws of the Qualifying Provinces to continue to so qualify the Offered Shares or, in the event that the Offered Shares have, for any reason, ceased to so qualify, to again so qualify the Offered Shares; and

(j)
the Company shall cause to be delivered to the Underwriter, concurrently with the filing of the Final Prospectus and any Supplementary Material, a comfort letter dated within two Business Days of the date thereof from DeVisser Gray LLP, the auditors of the Company and addressed to the Underwriter and to the directors of the Company, in form and substance reasonably satisfactory to the Underwriter, relating to the verification of the financial information and accounting data and other numerical data of a financial nature contained therein and matters involving changes or developments since the respective dates as of which specified financial information is given therein, to a date not more than two Business Days prior to the date of such letter;

4.1.3	Due Diligence Matters

(a)
prior to the Closing Time, the Company will allow the Underwriter to participate fully in the preparation of the Offering Documents (other than material filed prior to the date hereof and incorporated by reference therein) and shall allow the

Underwriter to conduct all due diligence which the Underwriter may reasonably require in order to fulfil its obligations and in order to enable them to responsibly execute the certificates required to be executed by them at the end of each of the Offering Documents, as applicable; the Company will make available to the Underwriter and its legal counsel on a timely basis, all documents and information necessary to complete the due diligence investigation of the Company, and without limiting the scope of the due diligence inquiries the Underwriter may conduct, the Company will participate and cause its auditors and “qualified persons” (as such term is defined in NI 43-101) to participate in one or more due diligence sessions to be held prior to the Closing Time;

(b)
the Company will promptly notify the Underwriter in writing if, prior to the termination of the Distribution Period, there shall occur any material change or change in a material fact (in either case, whether actual, anticipated, contemplated or threatened and other than a change or change in fact relating solely to the Underwriter) or any event or development involving a prospective material change or a change in a material fact (including any change in applicable laws) or any other material change in any or all of the business, affairs, operations, assets (including information or data relating to the estimated value or book value of assets), liabilities (contingent or otherwise), capital, ownership, control or management of the Company or the Subsidiaries which would constitute a material change to, or a change in a material fact concerning the Company or the Subsidiaries or any other change which is of such a nature as to result in, or could be considered reasonably likely to result in, a misrepresentation in the Offering Documents, as they exist immediately prior to such change, or could render any of the foregoing, as they exist immediately prior to such change, not in compliance with Applicable Securities Laws;

(c)
the Company will promptly notify the Underwriter in writing with full particulars of any such actual, anticipated, contemplated, threatened or prospective change referred to in the preceding paragraph and the Company shall, to the satisfaction of the Underwriter, acting reasonably, provided the Underwriter has taken all action required by them hereunder to permit the Company to do so, file promptly and, in any event, within all applicable time limitation periods with the Securities Commissions in the Qualifying Provinces a Prospectus Amendment or Supplementary Material, as the case may be, or material change report as may be required under the Applicable Securities Laws and shall comply with all other applicable filing and other requirements under the Applicable Securities Laws including any requirements necessary to qualify the distribution of the Offered Shares and shall deliver to the Underwriter at the expense of the Underwriter as soon as practicable thereafter its reasonable requirements of conformed or commercial copies of any such Prospectus Amendment or Supplementary Material. The Company will not file any such new or amended disclosure documentation or material change report without first obtaining the written approval of the form and content thereof by the Underwriter, which approval shall not be unreasonably withheld or delayed; provided that the Company will not be required to file a registration statement or otherwise register or qualify the Offered Shares for sale or distribution outside Canada;

(d)
the Company will in good faith discuss with the Underwriter as promptly as possible any circumstance or event which is of such a nature that there is or ought to be consideration given as to whether there may be a material change or change in a material fact or other change described in the preceding two paragraphs; and

(e)
the minute books and records of the Company and the Material Subsidiary which the Company has made available to the Underwriter and its counsel Cassels Brock & Blackwell LLP in connection with their due diligence investigation of the Company and the Material Subsidiary for the period from inception to the date of examination thereof are all of the minute books and substantially all of the records of the Company and the Material Subsidiary for such period and contain copies of all constating documents and all proceedings of securityholders and directors (and committees thereof with the exception of the minutes of the proceedings of the Special Committee of directors formed to consider the Offering) (or drafts pending the approval thereof) and are complete in all material respects. There have been no other material meetings, resolutions or proceedings of the shareholders, board of directors or any committees of the board of directors of the Company or the Material Subsidiary during such period not reflected in such minute books and other records;

4.1.4	Mining and Environmental Matters

(a)
the Company and the Material Subsidiary are the absolute legal and beneficial owner of, and has good and marketable title to, or leasehold interest in, all of the material property or assets, including mining claims, concessions, licenses, leases or other instruments or agreements granting legal rights to act as owners conferring the mineral rights in respect of the mineral properties thereof as described in the Prospectus, free of all mortgages, liens, charges, pledges, security interests, encumbrances, claims or demands whatsoever (except as described in the title opinion delivered pursuant to Section 7 hereof), and no other property rights (including access rights) are necessary for the conduct of the business of the Company and the Material Subsidiary as currently conducted or contemplated to be conducted; the Company knows of no claim or basis for any claim that might or could adversely affect the right of the Company or the Material Subsidiary to use, transfer or otherwise exploit such property rights; and, except as disclosed in the Prospectus, the Company and the Material Subsidiary have no responsibility or obligation to pay any commission, royalty, licence fee or similar payment to any person with respect to the property rights thereof;

(b)
the Company and the Material Subsidiary hold either freehold title, mining leases, mining licenses, mining claims (patented or unpatented), option agreements, exploration and exploitation permits or licences or other conventional property, proprietary or contractual interests or rights, recognized in the jurisdiction in which a particular property is located in respect of the ore bodies and minerals located in properties in which the Company and the Material Subsidiary have an interest as described in the Prospectus under valid, subsisting and enforceable title documents or other recognized and enforceable agreements or instruments, sufficient to permit the Company and the Material Subsidiary to access the property and explore the minerals relating thereto; all such property, licenses, leases or claims and all property, licenses, leases or claims in which the Company and the Material Subsidiary have any interests or right have been validly located and recorded in accordance with all applicable laws and are valid and subsisting; the Company and the Material Subsidiary have all necessary surface rights, access rights and other necessary rights and interests relating to the properties in which the Company and the Material Subsidiary have an interest as described in the Prospectus granting the Company or the Material Subsidiary the right and ability to access the property and explore for minerals for development purposes as are appropriate in view of their respective rights and interests therein, with only such exceptions as do not materially interfere with the access and use by the Company and the Material Subsidiary of the rights or interests so held and each of the proprietary interests or rights and each of the documents, agreements and instruments and obligations relating thereto referred to above are currently in good standing in the name of the Company and the Material Subsidiary; no other property rights are necessary for the conduct of the Company or the Material Subsidiary’s business in respect of the material properties and there are no restrictions on the ability of the Company or the Material Subsidiary to use, transfer or otherwise exploit such property rights and the Company does not know of any claim or basis for a claim that may adversely affect such rights;

(c)
any and all of the agreements and other documents and instruments pursuant to which the Company or the Material Subsidiary hold their properties and assets (including any license, lease, option agreement or any interest in, or right to earn an interest in, any property) are valid and subsisting agreements, documents or instruments in full force and effect, enforceable in accordance with the terms thereof, the Company and the Material Subsidiary are, and to the best of the knowledge of the Company, any other party to such agreement, document or instrument is, not in default of any of the material provisions of any such agreements, documents or instruments (including failure to fulfil any payment or work obligations thereunder), nor has any such default been alleged.  None of the properties (or any option agreement or any interest in, or right to earn an interest in, any property) of the Company or the Material Subsidiary are subject to any right of first refusal or purchase or acquisition rights;

(d)
the Company and the Subsidiaries are in material compliance with all Environmental Permits (as hereinafter defined), all applicable federal, provincial, state, municipal and local laws, statutes, ordinances, by-laws and regulations and orders, directives and decisions rendered by any ministry, department or administrative or regulatory agency, domestic or foreign, including laws, ordinances, regulations or orders, relating to the protection of the environment, occupational health and safety or the processing, use, treatment, storage, disposal, discharge, transport or handling of any pollutants, contaminants, chemicals or industrial, toxic or hazardous wastes or substances (the “Environmental Laws”);

(e)
the Company and the Subsidiaries have obtained or are in the process of obtaining all material licences, permits, approvals, consents, certificates, registrations and other authorizations under all applicable Environmental Laws (the

“Environmental Permits”) necessary as at the date hereof for the operation of the business carried on or proposed to be commenced by the Company and the Subsidiaries, and each Environmental Permit is valid, subsisting and in good standing and neither the Company nor the Subsidiaries are in material default or breach of any Environmental Permit and no proceeding is pending, or to the best of the knowledge of the Company, threatened to revoke or limit any Environmental Permit;

(f)
neither the Company nor the Subsidiaries have used, except in material compliance with all Environmental Laws and Environmental Permits, any property or facility which it owns or leases or previously owned or leased, to generate, manufacture, process, distribute, use, treat, store, dispose of, transport or handle any hazardous substance;

(g)
neither the Company nor the Subsidiaries nor to the knowledge of the Company, if applicable, any predecessor companies, have received any notice of, or been prosecuted for an offence alleging, non-compliance with any laws, ordinances, regulations and orders, including Environmental Laws, and neither the Company nor the Subsidiaries nor to the knowledge of the Company, if applicable, any predecessor companies have settled any allegation of non-compliance short of prosecution. There are no orders or directions relating to environmental matters requiring any material work, repairs, construction or capital expenditures to be made with respect to any of the assets of the Company or the Subsidiaries, nor has the Company or the Subsidiaries received notice of any of the same;

(h)
there have been no past unresolved, pending and to the best of the Company’s knowledge, there are no threatened claims, complaints, notices or requests for information received by the Company or the Subsidiaries with respect to any alleged material violation of any law, statute, order, regulation, ordinance or decree; and no conditions exist at, on or under any property now or previously owned, operated or leased by the Company or the Subsidiaries which, with the passage of time, or the giving of notice or both, would give rise to liability under any law, statute, order, regulation, ordinance or decree that, individually or in the aggregate, has or may reasonably be expected to have any adverse effect with respect to the Company or the Subsidiaries;

(i)
except as ordinarily or customarily required by applicable permit, neither the Company nor any of the Subsidiaries have received any notice wherein it is alleged or stated that it is potentially responsible for a federal, provincial, state, municipal or local clean-up site or corrective action under any law including any Environmental Laws.  The Company has not received any request for information in connection with any federal, state, municipal or local inquiries as to disposal sites;

(j)
there are no claims with respect to native rights currently threatened or, to the best knowledge of the Company, pending with respect to the Company or the Subsidiaries or any of the property interests of the Company or the Subsidiaries which could have a negative adverse effect on the operations of the Company or the Subsidiaries or their property interests;

(k)
all mining and exploration activities on the properties of the Company have been conducted in all respects in accordance with good mining and engineering practices and all applicable material workers’ compensation and health and safety and workplace laws, regulations and policies have been complied with;

(l)
neither the Company nor any of the Subsidiaries has received any notice of proceedings relating to the revocation or modification of any material certificate, authority, permit or license necessary to conduct the business now owned or operated by it which, if the subject of an unfavourable decision, ruling or finding would have a material adverse effect.  In particular, without limiting the generality of the foregoing, neither the Company nor any of the Subsidiaries has received any notice of proceedings relating to the revocation or modifications of any material mining or exploration authorizations, permits or licenses, nor have any of them received notice of the revocations or cancellation of, or any intention to revoke or cancel, any mining claims, groups of claims, exploration rights, concessions or leases where such proceedings, revocations, modifications, or cancellations, would have a material adverse effect;

(m)
there are no environmental audits, evaluations, assessments, studies or tests relating to the Company or the Subsidiaries except for ongoing assessments conducted by or on behalf of the Company in the ordinary course;

(n)	the Company is in compliance with the provisions of NI 43-101, and has filed all technical reports required thereby; and

(o)
all information contained in the Public Disclosure Documents relating to the Subsidiaries and the properties held by the Subsidiaries (including any ownership rights and proprietary interests relating to the properties in which they have an interest) are, true and correct in all material respects and does not contain a misrepresentation, and no material fact or facts have been omitted therefrom which would make such information materially misleading and each of the proprietary interests or rights and each of the documents, agreements and instruments relating to the proprietary interests or rights held by the Subsidiaries are currently in good standing and no other property rights are necessary for the conduct of the Subsidiaries’ businesses in respect of the properties held by the Subsidiaries;

4.1.5	Employment Matters

(a)
each material plan for retirement, bonus, stock purchase, profit sharing, stock option, deferred compensation, severance or termination pay, insurance, medical, hospital, dental, vision care, drug, sick leave, disability, salary continuation, legal benefits, unemployment benefits, vacation, incentive or otherwise contributed to or required to be contributed to, by the Company for the benefit of any current or former director, officer, employee or consultant of the Company (the “Employee

Plans”) has been maintained in compliance with its terms and with the requirements prescribed by any and all statutes, orders, rules and regulations that are applicable to such Employee Plans, in each case in all material respects and has been publicly disclosed to the extent required by Securities Laws;

(b)
all material accruals for unpaid vacation pay, premiums for unemployment insurance, health premiums, federal or state pension plan premiums, accrued wages, salaries and commissions and employee benefit plan payments have been reflected in the books and records of the Company;

(c)
the Company and the Subsidiaries are in compliance with all laws respecting employment and employment practices, terms and conditions of employment, occupational health and safety, pay equity and wages. There is not currently any labour disruption which is adversely affecting or could adversely affect, in a material manner, the carrying on of the business of the Company and the Subsidiaries; and

(d)
there has not been in the last two years and there is not currently any labour disruption or conflict which did have or would have a material adverse effect on the carrying on of the Company’s or any Subsidiary’s business.  The Company’s employment contracts with all senior employees are in good standing and in full force and effect. No current or former director, officer, shareholder, employee or independent contractor of the Company or any person not dealing at arm’s length within the meaning of the Tax Act with any such person is indebted to the Company or any Subsidiary in any material respect.

5.           Representations, Warranties and Covenants of the Selling Shareholders.

Each of the Selling Shareholders hereby jointly and severally represents, warrants and covenants to and with the Underwriter and the Company, and acknowledges that each of them is relying upon such representations, warranties and covenants in connection with the sale of the Offered Shares, that:

(a)
McEwen Trading LP is a limited partnership duly formed, organized and subsisting under the laws of Ontario and has full power, authority and legal right to own its property and conduct its business as such property is currently owned and such business is currently conducted and to execute, deliver and perform its obligations under this Agreement;

(b)
Evanachan Limited is a corporation duly incorporated, organized and subsisting under the laws of Ontario and has full power, authority and legal right to own its property and conduct its business as such property is currently owned and such business is currently conducted and to execute, deliver and perform its obligations under this Agreement;

(c)
the execution and delivery of this Agreement and the performance of the transactions contemplated hereby have been duly authorized by all necessary corporate or other action of the Selling Shareholders and this Agreement has been executed and delivered by each Selling Shareholder and constitutes, and at the

Closing Time will constitute, a valid and binding obligation of each Selling Shareholder, enforceable against the Selling Shareholder in accordance with its terms, except as enforcement thereof may be limited by bankruptcy, insolvency, reorganization, moratorium and other laws relating to or affecting the rights of creditors generally and except as limited by the application of equitable principles when equitable remedies are sought, and by the fact that rights to indemnity, contribution and waiver, and the ability to sever unenforceable terms, may be limited by applicable law;

(d)
the transactions contemplated by this Agreement do not and will not result in a breach of or violation of any of the terms or provisions of, or constitute a default under (whether after notice or lapse of time or both), (A) any statute, rule or regulation applicable to either of the Selling Shareholders; or (B) the constating documents or resolutions of the directors or shareholders of each of the Selling Shareholders or the general partner of McEwen Trading LP which are in effect at the date hereof; (C) any mortgage, note, indenture, contract, agreement, joint venture, partnership, instrument, lease or other document to which either of the Selling Shareholders is a party or by which it is bound; or (D) any judgment, decree or order binding either of the Selling Shareholders or a material portion of the property or assets thereof;

(e)
the execution and delivery of this Agreement by each Selling Shareholder, the fulfillment of the terms hereof by each and the sale and delivery of the Offered Shares at the Closing Time by each Selling Shareholder does not and will not require the consent, approval, authorization, registration or qualification of or with any governmental authority, stock exchange, Securities Commission or other third party, except such as have been obtained and except for the filing of the Final Prospectus;

(f)
there are no actions, suits, judgments, decrees, orders, investigations or proceedings of any kind whatsoever outstanding, pending or, to the knowledge of either Selling Shareholder, threatened against, affecting or binding either Selling Shareholder or its property or assets at law or in equity or before any governmental or regulatory authority and neither Selling Shareholder is in breach of any laws, which would affect the ability of the Selling Shareholders to complete the sale of the Offered Shares and otherwise carry out its obligations contemplated by this Agreement;

(g)
at the Closing Time, the Offered Shares will be owned by the Selling Shareholders as the sole registered and beneficial owners and the Selling Shareholders will have good and marketable title to the Offered Shares, free and clear of all mortgages, liens, charges, security interests, adverse claims, pledges, encumbrances, demands or other restriction on transfer of any kind whatsoever;

(h)
no person has any agreement, option, commitment, right or privilege (whether by law, pre-emptive or contractual) entitling such person or entity to, or which is capable of becoming an entitlement, option or agreement for, the purchase from it of any of the Offered Shares or any interest therein;

(i)
other than the Underwriter there are no persons acting or, to the best of each of the Selling Shareholder’s knowledge, purporting to act at the request of or on behalf of either Selling Shareholder that are entitled to any brokerage or finder’s fee in connection with the sale of the Offered Shares;

(j)
in making the decision to sell the Offered Shares, neither Selling Shareholder relied on any material fact or material change concerning the Company that has not been publicly disclosed or which is not contained in the Offering Documents;

(k)
it shall provide all necessary information with respect to itself and the Offered Shares to the Company as is necessary to complete the Offering Documents in accordance with Applicable Securities Laws;

(l)
at the time of filing and qualification thereof, the Selling Shareholder Information, at the respective dates thereof, was, and on the Closing Date, will be, true and correct, did not and will not include any untrue statement of a material fact or omit to state a material fact that is required to be stated or necessary in order to make the statements therein not misleading in light of the circumstances in which they were made;

(m)
the Selling Shareholder shall notify GMP in writing prior to the Closing Time in the event that it is or becomes aware that any of its representations and warranties contained in this Agreement are not or are no longer true and correct; and

(n)	the Selling Shareholders will not make any offers to sell the Offered Shares in the United States or to U.S. Persons, except through the Underwriters.

6.           Closing.

6.1           The purchase and sale of the Offered Shares shall be completed at the Closing Time at the offices of Davis LLP, Vancouver, British Columbia and Cassels Brock & Blackwell LLP, Toronto, Ontario or at such other place as the Underwriter, the Selling Shareholders and the Company may agree upon in writing.

6.2           At the Closing Time, the Company shall duly and validly deliver to the Underwriter at the offices of Cassels Brock & Blackwell LLP:

(i)	the requisite legal opinions and certificates and other deliveries contemplated in Section 7; and

(ii)	such further documentation and opinions as may be contemplated herein or as the Underwriter may reasonably require.

6.3            At the Closing Time, the Selling Shareholders shall duly and validly deliver to the Underwriter at the offices of Cassels Brock & Blackwell LLP certificates in definitive form representing the Offered Shares registered as directed by the Underwriter or otherwise transfer to the Underwriter the Offered Shares against payment to the Selling Shareholders of the aggregate Offering Price therefor, in lawful money of Canada by electronic money transfer.  The Underwriter may discharge its payment obligations under this Section by electronic money transfer equal to the aggregate Offering Price for the Offered Shares issued under the Offering, less the Commission.

7.           Conditions to Purchase Obligation.

The obligations of the Underwriter hereunder to purchase the Offered Shares from the Selling Shareholders shall be conditional upon the fulfilment at or before the Closing Time of the following conditions, which conditions the Company (with respect to the conditions to be performed by it) and the Selling Shareholders (with respect to the conditions to be performed by them) each covenant to exercise their respective best efforts to have fulfilled on or prior to the Closing Time, and which conditions may be waived in writing in whole or in part by the Underwriter:

(a)
the Underwriter shall have received at the Closing Time, evidence that all requisite filings, approvals, consents and acceptances to or from, as the case may be, the Securities Regulators, Securities Commissions, the TSX and the NYSE required to be made or obtained by the Company or the Selling Shareholders in order to complete the Offering have been made or obtained;

(b)	the Company’s board of directors shall have authorized and approved this Agreement and the filing of the Preliminary Prospectus, the Amended Preliminary Prospectus and the Final Prospectus;

(c)
the Company shall have delivered to the Underwriter at the expense of the Underwriter and in such numbers as the Underwriter may reasonably request, on the next Business Day after the issuance of the receipt or deemed receipt for the Amended Preliminary Prospectus or any Supplementary Material, as the case may be, in each of the Qualifying Provinces, or such later time as may be agreed upon by the Company and the Underwriter, in such Canadian cities as the Underwriter may reasonably request, the Underwriter’s reasonable requirements of conformed commercial copies of the Amended Preliminary Prospectus and any Supplementary Material, if applicable

(d)
the Company shall have delivered to the Underwriter at the expense of the Underwriter and in such numbers as the Underwriter may reasonably request, on the next Business Day after the issuance of the receipt or deemed receipt for the Final Prospectus or any Supplementary Material, as the case may be, in each of the Qualifying Provinces, or such later time as may be agreed upon by the Company and the Underwriter, in such Canadian cities as the Underwriter may reasonably request, the Underwriter’s reasonable requirements of conformed commercial copies of the Final Prospectus and any Supplementary Material, if applicable;

(e)
the Company shall have delivered to the Underwriter, at the expense of the Underwriter and in such numbers and in such cities as the Underwriter may reasonably request, commercial copies of the U.S. Private Placement Memorandum and any Supplementary Material, if applicable;

(f)
 the Underwriter shall have received a certificate, dated as of the Closing Date, signed by the President and Chief Executive Officer and the Chief Financial Officer of the Company, or such other officers of the Company as the Underwriter may agree, certifying for and on behalf of the Company, to the best of their knowledge, information and belief, that:

(i)
no order, ruling or determination having the effect of suspending the sale or ceasing the trading or prohibiting the sale of the Offered Shares or any other securities of the Company (including the Common Shares) has been issued by any regulatory authority and is continuing in effect and no proceedings for that purpose have been instituted or are pending or, to the knowledge of such officers, contemplated or threatened by any regulatory authority;

(ii)
there has been no adverse material change (actual, proposed or prospective, whether financial or otherwise) in the business, affairs, operations, assets, liabilities (contingent or otherwise) or capital of the Company and the Subsidiaries on a consolidated basis since the date hereof which has not been generally disclosed;

(iii)
no material change (actual, proposed or prospective, whether financial or otherwise) in the business, affairs, operations, assets, liabilities (contingent or otherwise) or capital of the Company and the Subsidiaries on a consolidated basis, except for the Offering, has occurred with respect to which the requisite material change report has not been filed and no such disclosure has been made on a confidential basis;

(iv)	the Company has duly complied with all the terms, covenants and conditions of this Agreement on its part to be complied with up to the Closing Time; and

(v)
the representations and warranties of the Company contained in this Agreement are true and correct as of the Closing Time with the same force and effect as if made at and as of the Closing Time after giving effect to the transactions contemplated by this Agreement.

(g)
the Underwriter shall have received at the Closing Time on the Closing Date certificates dated the Closing Date, signed by appropriate officers of the Company addressed to the Underwriter and its counsel, with respect to the Notice of Articles and Articles of the Company, all resolutions of the Company’s board of directors relating to this Agreement and the transactions contemplated hereby and thereby, the incumbency and specimen signatures of signing officers in the form of a certificate of incumbency and such other matters as the Underwriter may reasonably request;

(h)
the Underwriter shall have received favourable legal opinions addressed to the Underwriter and the Purchasers, in form and substance satisfactory to the Underwriter’s counsel acting reasonably, dated the Closing Date, from Davis

LLP, counsel for the Company and where appropriate, counsel in the other Selling Jurisdictions, which counsel in turn may rely, as to matters of fact, on certificates of auditors, public officials and officers of the Company, with respect to the following matters:

(i)
as to the incorporation and subsistence of the Company and the Material Subsidiary under the laws of the Province of British Columbia and as to the corporate power of the Company to carry out its obligations under this Agreement;

(ii)	the Company is a “reporting issuer” not included on the list of issuers in default in the Qualifying Provinces;

(iii)	as to the authorized and outstanding capital of the Company and the Material Subsidiary;

(iv)
the Company and the Material Subsidiary have all requisite corporate power and capacity under the laws of the Province of British Columbia to carry on their respective businesses as presently carried on and to own their respective properties and assets;

(v)	the Company has all necessary corporate power, and authority to execute and deliver this Agreement and perform its obligations hereunder;

(vi)
all necessary corporate action has been taken by the Company to authorize the execution and delivery of this Agreement and the performance of its obligations hereunder and this Agreement has been duly authorized and executed and delivered by the Company and constitutes a valid and legally binding obligation of the Company enforceable against it in accordance with its terms;

(vii)
all necessary corporate action has been taken by the Company to authorize the execution and delivery of each of the Preliminary Prospectus, the Amended Preliminary Prospectus, the Final Prospectus and any Supplementary Material, if applicable, and the filing thereof with the Securities Commissions;

(viii)
the execution and delivery of this Agreement and the performance by the Company of its obligations hereunder do not and will not result in a breach of or default under, and do not and will not create a state of facts which, after notice or lapse of time or both, will result in a breach of or default under, and do not and will not conflict with any of the terms, conditions or provisions of the Notice of Articles or Articles of the Company or any applicable corporate law or Applicable Securities Laws;

(ix)	the Offered Shares have been validly issued as fully paid and non-assessable shares in the capital of the Company;

(x)	the rights, privileges, restrictions and conditions attaching to the Offered Shares are accurately summarized in all material respects in the Final Prospectus;

(xi)
all necessary documents have been filed, all requisite proceedings have been taken and all approvals, permits and consents of the appropriate regulatory authority in each of the Qualifying Provinces have been obtained by the Company to qualify the distribution or distribution to the public of the Offered Shares in each of the Qualifying Provinces through persons who are registered under applicable legislation and who have complied with the relevant provisions of such applicable legislation;

(xii)
the form and terms of the certificates representing the Common Shares have been approved by the directors of the Company and comply in all material respects with the Business Corporations Act (British Columbia) and the rules and by-laws of the TSX;

(xiii)
the Offered Shares are a qualified investment under the Tax Act and the regulations thereunder for trusts governed by registered retirement savings plans, registered retirement income funds, deferred profit sharing plans, registered education savings plans, registered disability savings plans and tax-free savings accounts.  Provided that the holder of a tax-free savings account does not hold a “significant interest” (as defined in the Tax Act) in the Corporation or in any other corporation, trust or partnership that does not deal at arm’s length with the Corporation, and provided that such holder deals at arm’s length with the Corporation, the holder of a tax-free savings account will not be subject to a penalty tax; and

(xiv)	such other matters as the Underwriter or its counsel may reasonably request;

(i)
the Underwriter shall have received favourable legal opinions addressed to the Underwriter, in form and substance satisfactory to the Underwriter’s counsel acting reasonably, dated the Closing Date, from Fraser Milner Casgrain LLP, counsel for the Selling Shareholders and where appropriate, counsel in the other Selling Jurisdictions, which counsel in turn may rely, as to matters of fact, on certificates of auditors, public officials and officers of the Selling Shareholders or the general partners thereof, with respect to the following matters:

(i)
as to the incorporation or formation and existence of the Selling Shareholders and as to the corporate power of Evanachan Limited and the general partner of McEwen Trading LP to carry out its obligations under this Agreement and to sell, transfer and convey the Offered Shares;

(ii)
all necessary corporate action has been taken by Evanachan Limited to authorize the execution and delivery of this Agreement and the performance of its obligations hereunder and this Agreement has been duly authorized and executed and delivered by Evanachan Limited and constitutes a valid and legally binding obligation of Evanachan Limited enforceable against it in accordance with its terms;

(iii)
all necessary corporate action has been taken by the general partner of McEwen Trading LP, for and on behalf of McEwen Trading LP, to authorize the execution and delivery of this Agreement and the performance of the obligations of McEwen Trading LP hereunder and this Agreement has been duly authorized and executed and delivered by the general partner of McEwen Trading LP, for and on behalf of McEwen Trading LP, and constitutes a valid and legally binding obligation of McEwen Trading LP enforceable against it in accordance with its terms;

(iv)
the execution and delivery of this Agreement, the performance by the Selling Shareholders of their obligations hereunder and the sale and delivery of the Offered Shares do not and will not result in a breach of or default under, and do not and will not create a state of facts which, after notice or lapse of time or both, will result in a breach of or default under, and do not and will not conflict with any of the terms, conditions or provisions of the governing or charter documents of the Selling Shareholders or the general partner of McEwen Trading LP or any applicable corporate or limited partnership law or Applicable Securities Laws; and

(v)	such other matters as the Underwriter or its counsel may reasonably request;

(j)	the Underwriter shall have received certificates of status or similar certificates with respect to the jurisdictions in which each of the Company and the Material Subsidiary are incorporated;

(k)
the Underwriter shall have received certificates of status or similar certificates with respect to the jurisdiction in which each of the Selling Shareholders and the general partner of McEwen Trading LP are incorporated or formed;

(l)
the Underwriter shall have received a legal opinion addressed to the Underwriter from Dorsey & Whitney LLP, special United States counsel to the Company, dated as of the Closing Date, in form and substance satisfactory to the Underwriter and its counsel, acting reasonably, to the effect that no registration under the U.S. Securities Act is required for the offer and sale of the Offered Shares by the Selling Shareholders in the United States or to or for the account or benefit of U.S. Persons;

(m)
the Underwriter shall have received a favourable title opinion addressed to the Underwriter and the Purchasers, in form and substance satisfactory to the Underwriter’s counsel, acting reasonably, dated as of the Closing Date as to the title and ownership interest in the Phoenix Gold Property;

(n)
the Company shall cause the Transfer Agent to deliver a certificate: (i) as to its appointment as transfer agent and registrar of the Common Shares; and (ii) as to the issued and outstanding Common Shares in the capital of the Company as at the close of business on the day prior to the Closing Date;

(o)
the Company will have caused De Visser Gray LLP, the auditors of the Company to deliver an update of its letter referred to in Section 4.1.2(j) above with such changes as may be necessary to bring the information in such letter forward to within two business days of the Closing Date, which changes shall be acceptable to the Underwriter, acting reasonably;

(p)	the Company will deliver such further certificates and other documentation as may be contemplated by this Agreement or as the Underwriter or its counsel may reasonably require;

(q)
prior to the Closing Time, any material change (actual, anticipated, contemplated or, to the knowledge of the Company, threatened, whether financial or otherwise) in the business, affairs, operations, assets, liabilities (contingent or otherwise) or capital of the Company shall have been disclosed to the Underwriter in writing; and

(r)
the Underwriter shall, in its sole discretion, be satisfied with its due diligence review with respect to the business, assets, financial condition, affairs and prospects of the Company and the Subsidiaries.

8.           Rights of Termination.

8.1           Material Change or Change in Material Fact. In the event that prior to the Closing Time, there shall be any material change or change in a material fact in the affairs of the Company or there should be discovered any previously undisclosed material fact required to be disclosed in the Prospectus or Prospectus Amendment or there should occur a change in a material fact contained in the Prospectus or any Prospectus Amendment, in each case which, in the reasonable opinion of the Underwriter has or would be expected to have a significant adverse effect on the market price or value of the Offered Shares, the Common Shares or other securities of the Company, the Underwriter shall be entitled at its sole option, in accordance with Section 8.4 of this Agreement, to terminate and cancel, without any liability on its part or on the part of the Purchasers, its obligations under this Agreement (and the obligations of the Purchasers arranged by them to purchase the Offered Shares) by written notice to that effect given to the Company and the Selling Shareholders prior to the Closing Time on the Closing Date.

8.2           Disaster Out.  In the event that prior to the Closing Time, (i) any inquiry, action, suit, investigation or proceeding, whether formal or informal, (including matters of regulatory transgression or unlawful conduct) is commenced, announced or threatened or any order made by any federal, provincial, state, municipal or other governmental department, commission, board, bureau, agency or instrumentality, including without limitation, any inquiry or investigation by any securities regulatory authority, the TSX or the NYSE) or any law or regulation is enacted or changed, which, in the sole opinion of the Underwriter, acting reasonably, operates to prevent or restrict the trading of the Offered Shares, the Common Shares or any other securities of the Company or materially and adversely affects or will materially and adversely affect the market price of value of the Offered Shares, Common Shares or any other securities of the Company, or (ii) there should develop, occur or come into effect or existence any event, action, state, condition or major financial occurrence of national or international consequence, including without limitation, terrorism, accident, a new or changed governmental law or regulation, or other such event, which, in the reasonable opinion of the Underwriter seriously adversely affects, or involves, or will, or could reasonably be expected to, seriously adversely affect, or involve, the financial markets generally or the business, operations or affairs of the Company and the Subsidiaries taken as a whole, the Underwriter shall be entitled at its sole option, in accordance with Section 8.4 of this Agreement, to terminate and cancel, without any liability on its part or on the part of the Purchasers, its obligations under this Agreement (and the obligations of the Purchasers arranged by them to purchase the Offered Shares) by written notice to that effect given to the Company and the Selling Shareholders prior to the Closing Time on the Closing Date.

8.3           Non-Compliance or Breach.  Any breach or failure by the Company or the Selling Shareholders to comply with any material term, condition or covenant of this Agreement, or in the event that any material representation or warranty given by the Company or the Selling Shareholders in this Agreement becomes or is false in any material respect, shall entitle the Underwriter, at its sole option in accordance with Section 8.4 to terminate and cancel, without any liability on its part or on the part of the other Underwriter and the Purchasers, its obligations under this Agreement (and obligations of the Purchasers arranged by them to purchase the Offered Shares) by notice to that effect given to the Company and the Selling Shareholders at or prior to the Closing Time.  The Underwriter may waive, in whole or in part, or extend the time for compliance with, any terms and conditions without prejudice to its rights in respect of any other of such terms and conditions or any other or subsequent breach or non-compliance, provided that any such waiver or extension shall be binding upon the Underwriter only if the same is in writing and signed by them.

8.4           Exercise of Termination Rights.  The rights of termination contained in Sections 8.1, 8.2 and 8.3 above may be exercised by the Underwriter by written notice to the Company and the Selling Shareholders, provided that neither the giving nor the failure to give such notice shall in any way affect the Underwriter’s entitlement to exercise this right at any time through to the Closing Time, and are in addition to any other rights or remedies the Underwriter may have in respect of any default, act or failure to act or non-compliance by the Company or the Selling Shareholders in respect of any of the matters contemplated by this Agreement or otherwise. In the event of any such termination by the Underwriter, there shall be no further liability on the part of the Underwriter, or of the Company or the Selling Shareholders to the Underwriter, except in respect of the Company’s and the Selling Shareholders’ obligations under the indemnity and contribution provisions of this Agreement.

9.           Expenses.

The Underwriter will pay all expenses and fees in connection with the Offering, including, without limitation: (i) all expenses of the Company or the Selling Shareholders of or incidental to the sale or distribution of the Offered Shares and the filing of the Preliminary Prospectus, the Amended Preliminary Prospectus and the Final Prospectus; (ii) the reasonable fees and expense of the Company’s, the Selling Shareholders’ and the Underwriter’s legal counsel; and (iii) all

reasonable costs incurred in connection with the preparation of documentation relating to the Offering.   All fees and expenses incurred by the Company or the Selling Shareholders or on their behalf shall be payable by the Underwriter immediately upon receipt of an invoice therefor from the Company or the Selling Shareholders, and shall be payable whether or not the Offering is completed.

10.           Survival of Representations and Warranties.

All representations, warranties, covenants and agreements of the Company or the Selling Shareholders herein contained or contained in any documents delivered or required to be delivered pursuant to this Agreement and in connection with the transactions herein contemplated shall survive the sale by the Selling Shareholders of the Offered Shares and, notwithstanding the closing of the sale of the Offered Shares or any investigation made by or on behalf of the Underwriter or the Purchasers with respect thereto, shall continue in full force and effect for the benefit of the Underwriter and the Purchasers, as applicable, until the Survival Limitation Date. For greater certainty, and without limiting the generality of the foregoing, the provisions contained in this Agreement in any way related to the indemnification of the Underwriter by the Company or the Selling Shareholders or the contribution obligations of the Underwriter or those of the Company or the Selling Shareholders shall survive and continue in full force and effect, for the applicable limitation period prescribed by law.

11.           Indemnity and Contribution.

11.1           Indemnity from the Company. The Company hereby covenants and agrees to indemnify and hold the Underwriter and/or any of its Affiliates and U.S. broker-dealers and each of their respective directors, officers, employees, partners, shareholders and agents of the Underwriter and/or Affiliates (hereinafter collectively referred to as the “Personnel”) harmless from and against any and all expenses, losses (other than loss of profits), claims, actions, damages or liabilities, whether joint or several (including the aggregate amount paid in reasonable settlement of any actions, suits, proceedings or claims), and the reasonable fees and expenses of its counsel that may be incurred in advising with respect to and/or defending any claim that may be made against the Underwriter and/or Affiliates and/or the Personnel to which the Underwriter and/or Affiliates and/or the Personnel may become subject or otherwise involved in any capacity under any statute or common law or otherwise insofar as such expenses, losses, claims, damages, liabilities or actions arise out of or are based, directly or indirectly, upon the performance of professional services rendered to the Company by the Underwriter and/or Affiliates and the Personnel hereunder or otherwise in connection with the matters referred to in this Agreement, including, without limitation, in any way caused by, or arising directly or indirectly from, or in consequence of:

(i)
any misrepresentation or alleged misrepresentation contained in this Agreement or the Offering Documents, including for greater certainty any Documents Incorporated by Reference, except misrepresentations contained in information relating to the Underwriter and supplied by the Underwriter for inclusion in the Offering Documents, or in the Selling Shareholder Information;

(ii)	any information or statement (except any information or statement relating solely to the Underwriter and provided by the Underwriter in writing for inclusion in the Offering Documents or contained in the Selling Shareholder Information) contained in any certificate or document of the Company delivered under this Agreement or pursuant to this Agreement which at the time and in light of the circumstances under which it was made contains or is alleged to contain a misrepresentation;

(iii)
any omission or alleged omission to state any fact in any certificate or document of the Company delivered under this Agreement or in the Offering Documents (except facts relating solely to the Underwriter and provided by the Underwriter in writing for inclusion in the Offering Documents and the Selling Shareholder Information), required to be stated in such document or necessary to make any statement in such document not misleading in light of the circumstances under which it was made; or

(iv)
the non-compliance or alleged non-compliance by the Company with any requirements of the Applicable Securities Laws (other than any non-compliance or alleged non-compliance caused by, arising directly or indirectly from, or in consequence of any action or non-action of the Underwriter or the Selling Shareholders).

11.2           Indemnity from the Selling Shareholders. The Selling Shareholders hereby covenant and agree, on a joint and several basis, to indemnify and hold the Underwriter and/or any of its Affiliates and U.S. broker-dealers, and each of their respective directors, officers, employees, partners, shareholders and agents (hereinafter collectively referred to as the “Personnel”) harmless from and against any and all expenses, losses (other than loss of profits), claims, actions, damages or liabilities, whether joint or several (including the aggregate amount paid in reasonable settlement of any actions, suits, proceedings or claims), and the reasonable fees and expenses of its counsel that may be incurred in advising with respect to and/or defending any claim that may be made against the Underwriter and/or Affiliates and/or the Personnel to which the Underwriter and/or Affiliates and/or the Personnel may become subject or otherwise involved in any capacity under any statute or common law or otherwise insofar as such expenses, losses, claims, damages, liabilities or actions arise out of or are based, directly or indirectly, upon the performance of professional services rendered to the Company or the Selling Shareholders by the Underwriter and/or Affiliates and their Personnel hereunder or otherwise in connection with the matters referred to in this Agreement, including, without limitation, in any way caused by, or arising directly or indirectly from, or in consequence of:

(i)	any representation or warranty of the Selling Shareholders in this Agreement is untrue or incorrect or is alleged to be untrue or incorrect; or

(ii)
any untrue statement or alleged untrue statement of a material fact relating to the Selling Shareholder Information included in the Offering Documents (including in any Documents Incorporated by Reference), or the omission or alleged omission therefrom of a material fact relating to the Selling Shareholder Information necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading, or any misrepresentation contained therein.

11.2           Limitation on Indemnities. Notwithstanding anything to the contrary contained herein, the indemnities provided in Section 11.1 or Section 11.2 shall not apply to the extent that a court of competent jurisdiction in a final judgment that has become non-appealable shall determine that:

(i)	in the case of the indemnities provided in Section 11.1.

(I)
the Underwriter and/or Affiliates, or the Personnel have been grossly negligent or have committed any fraudulent or illegal act in the course of the performance of their professional services rendered to the Company or the Selling Shareholders in connection with the Offering; or

(II)
the expenses, losses, claims, damages or liabilities, as to which indemnification is claimed, were directly caused by the gross negligence, fraud or illegality referred to in the immediately preceding clause (I); and

(ii)	in the case of the indemnities provided in Section 11.2 to the Underwriter,

(I)
the Underwriter and/or Affiliates, or their Personnel have been grossly negligent or have committed any fraudulent or illegal act in the course of the performance of their professional services rendered to the Company or the Selling Shareholders in connection with the Offering; or

(II)
the expenses, losses, claims, damages or liabilities, as to which indemnification is claimed, were directly caused by the gross negligence, fraud or illegality referred to in the immediately preceding clause (I).

11.4           Operation of Indemnities. The Company and the Selling Shareholders agree that in case any legal proceeding shall be brought against the Company and/or the Selling Shareholders, as applicable, and/or the Underwriter and/or Affiliates and/or the Personnel by any governmental commission or regulatory authority or any stock exchange or other entity having regulatory authority, either domestic or foreign, or any such authority shall investigate the Company and/or the Selling Shareholders and/or the Underwriter and/or Affiliates and any Personnel shall be required to testify in connection therewith or shall be required to respond to procedures designed to discover information regarding, in connection with, or by reason of the performance of professional services rendered to the Company or the Selling Shareholders by the Underwriter and/or Affiliates under this Agreement, the Underwriter and/or Affiliates and/or Personnel (for the Company and its Personnel, only in respect of Section 11.2) shall have the right to employ their own counsel in connection therewith and participate in the defence thereof and the reasonable fees and expenses of such counsel as well as the reasonable costs (including an amount to reimburse the Underwriter for time spent by its Affiliates and/or Personnel in connection therewith) and out-of-pocket expenses incurred by its Affiliates and/or Personnel shall, subject to the right of indemnity, be paid by the Company or the Selling Shareholders, as applicable, as they occur.

The Company or the Selling Shareholders, as applicable, shall be entitled, but not obligated to, at its own expense, participate in or assume the defence thereof; provided however, that the defence shall be through experienced and competent legal counsel acceptable to the Underwriter, acting reasonably.  Upon the Company or the Selling Shareholders, as applicable, notifying the Underwriter or the Selling Shareholders, as applicable, in writing of its election to assume the defence and retaining counsel, the Company or the Selling Shareholders, as applicable,  shall not be liable to the Underwriter for any legal expenses subsequently incurred by them in connection with such defence.  If such defence is assumed by the Company or the Selling Shareholders, as applicable, the Company or the Selling Shareholders, as applicable, throughout the course thereof will provide copies of all relevant documentation to the Underwriter, will keep the Underwriter advised of the progress thereof and will discuss with the Underwriter all significant actions proposed.

Notwithstanding the foregoing paragraph, the Underwriter shall have the right, at the Company’s or the Selling Shareholders expense, to employ counsel of the Underwriter’s choice, in respect of the defence of any action, suit, proceeding, claim or investigation if:

(i)	the employment of such counsel has been authorized by the Company or the Selling Shareholders, as applicable; or

(ii)	the Company or the Selling Shareholders, as applicable, has failed, within a reasonable period of time after receipt of notice, to assume the defence of such action or claim; or

(iii)
the Underwriter has been advised by counsel that representation of both the Underwriter  and the Company or the Selling Shareholders, as applicable,  by the same counsel would be inappropriate for any reason, including without limitation because there may be legal defences available to the Underwriter which are different from or in addition to those available to the Company or the Selling Shareholders, as applicable (in which event and to that extent, the Company or the Selling Shareholders, as applicable, shall not have the right to assume or direct the defence on the Underwriter’s behalf) or that there is a conflict of interest between the Company or the Selling Shareholders, as applicable,  and the Underwriter or the subject matter of the action, suit, proceeding, claim or investigation may not fall within the indemnity set forth herein (in either of which events the Company or the Selling Shareholders, as applicable, shall not have the right to assume or direct the defence on the Underwriter’s behalf).

Promptly after receipt of notice of the commencement of any legal proceeding against the Underwriter and/or Affiliates or any of the Personnel or after receipt of notice of the commencement of any investigation, which is based, directly or indirectly, upon any matter in respect of which indemnification may be sought from the Company or the Selling Shareholders, as applicable, the Underwriter and/or Affiliates (or any one of them) will notify the Company or the Selling Shareholders, as applicable,  in writing of the commencement thereof and, throughout the course thereof, will provide copies of all relevant documentation to the Company or the Selling Shareholders, as applicable, will keep the Company or the Selling Shareholders, as applicable, advised of the progress thereof and will discuss with the Company or the Selling Shareholders, as applicable, all discussions and significant actions proposed.  The omission to so notify the Company or the Selling Shareholders, as applicable, shall not relieve the Company or the Selling Shareholders, as applicable, of any liability which the Company or the Selling Shareholders, as applicable, may have to the Underwriter except only to the extent that any such delay in giving or failure to give notice as herein required materially prejudices the defence of such action, suit, proceeding, claim or investigation or results in any material increase in liability which the Company or the Selling Shareholders, as applicable, would otherwise have under this indemnity had the Underwriter not so delayed in giving or failed to give the notice required hereunder.

No party shall effect any settlement of any such action or claim or make any admission of liability without the written consent of the applicable other party, such consent to be properly considered and not to be unreasonably withheld.

11.5           Contribution. If for any reason (other than the occurrence of any of the events itemized in Section 11.3(i) or Section 11.3(ii),  any of the foregoing indemnification rights are unavailable to the Underwriter and/or Affiliates and/or the Personnel or insufficient to hold them harmless, then the Company, the Selling Shareholders and the Underwriter shall contribute to the aggregate of such losses, claims, costs, damages, expenses or liabilities (except loss of profit or consequential damage) of the nature provided for above in such proportion as is appropriate to reflect the not only the relative benefits received by the Company and the Selling Shareholders on one hand and the Underwriter on the other hand but also the relative fault of the Company, the Selling Shareholders and the Underwriter, as well as any relevant equitable considerations, or if such allocation is not permitted by applicable law, in such proportion so that the Underwriter shall be responsible for that portion represented by the percentage that the portion of the Commission payable by the Selling Shareholders to the Underwriter bears to the gross proceeds realized by the sale of the Offered Shares, and the Company or the Selling Shareholders, as applicable, shall be responsible for the balance, such that, in no event, shall the Underwriter and/or Affiliates be responsible for any amount in excess of the amount of the Commission actually received by them.  In the event that the Company or the Selling Shareholders, as applicable, may be entitled to contribution from the Underwriter and/or Affiliates under the provisions of any statute or law, the Company or the Selling Shareholders, as applicable,  shall be limited to contribution in any amount not exceeding the lesser of the portion of the amount of losses, claims, costs, damages, expenses and liabilities giving rise to such contribution for which the Underwriter and/or Affiliates are responsible and the amount of the Commission received by the Underwriter and/or Affiliates.  There shall be excluded from such indemnification any such claims, losses, damages, liabilities, costs or expenses that arise primarily out of or are based primarily upon any action or failure to act by the Underwriter and/or Affiliates, that is found in a final judicial determination (or a settlement tantamount thereto) to constitute bad faith, wilful misconduct or gross negligence on the part of the Underwriter. Notwithstanding the foregoing, a party guilty of fraudulent representation shall not be entitled to contribution from the other party.

Notwithstanding any of the foregoing and for greater certainty, the Selling Shareholders’ obligation to contribute will only arise in respect of expenses, losses (other than loss of profits), claims, actions, damages or liabilities, whether joint or several (including the aggregate amount paid in reasonable settlement of any actions, suits, proceedings or claims) that arise directly or indirectly from, or in consequence of:

(i)	any representation or warranty of the Selling Shareholder in this Agreement is untrue or incorrect or is alleged to be untrue or incorrect; or

(ii)
any untrue statement or alleged untrue statement of a material fact relating to the Selling Shareholder Information (including in any Documents Incorporated by Reference), or the omission or alleged omission therefrom of a material fact relating to the Selling Shareholder Information necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading, or any misrepresentation contained therein.

Any party entitled to contribution will, promptly after receiving notice of commencement of any claim, action, suit or proceeding against the other party under this provision, notify such party from whom contribution may be sought.  In no case shall such party, from whom contribution may be sought, be liable under this agreement unless such notice has been provided, but the omission to so notify such party shall not relieve the party from whom contribution may be sought from any other obligation it may have otherwise than under this provision.  The right of contribution provided herein shall be in addition and not in derogation of any other right to contribution which the Underwriter may have by statute or otherwise by law.

The indemnity and contribution obligations of the Company and the Selling Shareholders shall be in addition to any liability which the Company and the Selling Shareholders may otherwise have, shall extend upon the same terms and conditions to those of the Affiliates and the Personnel who are not signatories hereto and shall be binding upon and enure to the benefit of any successors, assigns, heirs and personal representatives of the Company, and the Selling Shareholders the Underwriter and/or Affiliates and any of the Personnel.  The foregoing provisions shall survive the completion of professional services rendered under this Agreement.

11.6           Right of Indemnity in Favour of Others.  With respect to any person who may be indemnified by Section 11.1 or Section 11.2 above and is not a party to this Agreement, the Underwriter shall obtain and hold the rights and benefits of this Section 11 in trust for and on behalf of such person.

11.7           Limit to Company’s Right to Assume Defence.  The right of the Company to assume the defence of any claim, action, suit or proceeding shall apply as set forth in Section 11.4, mutatis mutandis.

11.8           Waiver of Right to Contribution.  The Company hereby waives its right to recover contribution from the Underwriter or any other Personnel with respect to any liability of the Company solely by reason of or arising out of any misrepresentation contained in any of the Offering Documents or the Public Disclosure Documents, other than a misrepresentation made in reliance upon information furnished to the Company by or on behalf of the Underwriter specifically for use therein or relating solely to the Underwriter.

12.           Underwriter’s Commission.

In consideration of the services to be rendered by the Underwriter in connection with the Offering, including assisting in preparing documentation relating to the sale of the Offered Shares including the Preliminary Prospectus, the Amended Preliminary Prospectus, any Prospectus Amendment and the Final Prospectus and distribution the Offered Shares directly and through other investment dealers and brokers, the Selling Shareholders shall pay the Underwriter a cash commission equal to 4.0% of the gross proceeds realized by the Selling Shareholders in respect of the sale of the Offered Shares sold pursuant to the Offering (the “Commission”).  The obligation of the Selling Shareholders to pay the Commission shall arise at the Closing Time.

13.           Notices.

Unless otherwise expressly provided in this Agreement, any notice or other communication to be given under this Agreement (a “notice”) shall be in writing addressed as follows:

(a)	If to the Selling Shareholders, to them at:

McEwen Trading LP and Evanachan Limited
99 George Street, 3rd Floor
Toronto, Ontario
Canada M5A 2N4

Attention:                                Robert McEwen

Fax Number:                             (647) 258-0408

with a copy (which shall not constitute notice) to:

Fraser Milner Casgrain LLP
Suite 3900
1 First Canadian Place
100 King Street West
Toronto ON, M5X 1B2

Attention:                                 Michael Melanson

Fax Number:                             416-863-4592

(b)	If to the Company, to it at:

Rubicon Minerals Corporation
800 West Pender Street
Suite 1540
Vancouver, BC  V6C 2V6

Attention:                                David Adamson

Fax Number:                             (604) 623-3355

with a copy (which shall not constitute notice) to:

Davis LLP
2800 Park Place
666 Burrard Street
Vancouver, BC  V6C 2Z7

Attention:                                 David R. Reid

Fax Number:                             (604) 605-3534

(c)	or if to the Underwriter:

GMP Securities L.P.
145 King Street West
Suite 300
Toronto, Ontario  M5H 1J8

Attention:                                Kevin Reid

Fax Number:                             (416) 943-6160

with a copy (which shall not constitute notice) to:

Cassels Brock & Blackwell LLP
2100 Scotia Plaza
40 King Street West
Toronto, Ontario  M5H 3C2

Attention:                                Chad Accursi

Fax Number:                             (416) 642-7131

or to such other address as any of the parties may designate by notice given to the others.

Each notice shall be personally delivered to the addressee or sent by facsimile transmission to the addressee and (i) a notice which is personally delivered shall, if delivered on a Business Day, be deemed to be given and received on that day and, in any other case, be deemed to be given and received on the first Business Day following the day on which it is delivered; and (ii) a notice which is sent by facsimile transmission shall be deemed to be given and received on the first Business Day following the day on which it is confirmed to have been sent.

14.           Time of the Essence.

Time shall, in all respects, be of the essence hereof.

15.           Canadian Dollars.

All references herein to dollar amounts are to lawful money of Canada.

16.           Headings.

The headings contained herein are for convenience only and shall not affect the meaning or interpretation hereof.

17.           Singular and Plural, etc.

Where the context so requires, words importing the singular number include the plural and vice versa, and words importing gender shall include the masculine, feminine and neuter genders.

18.           Entire Agreement.

This Agreement constitutes the only agreement between the parties with respect to the subject matter hereof and shall supersede any and all prior negotiations and understandings in respect of the Offering.  This Agreement may be amended or modified in any respect by written instrument only signed by all the parties.

19.           Severability.

The invalidity or unenforceability of any particular provision of this Agreement shall not affect or limit the validity or enforceability of the remaining provisions of this Agreement.

20.           Governing Law.

This Agreement shall be governed by and construed in accordance with the laws of the Province of British Columbia and the laws of Canada applicable therein.

21.           Successors and Assigns.

The terms and provisions of this Agreement shall be binding upon and enure to the benefit of the Company and the Underwriter and their respective executors, heirs, successors and permitted assigns; provided that, except as provided herein or in the Subscription Agreements, this Agreement shall not be assignable by any party without the written consent of the others.

22.           Further Assurances.

Each of the parties hereto shall do or cause to be done all such acts and things and shall execute or cause to be executed all such documents, agreements and other instruments as may reasonably be necessary or desirable for the purpose of carrying out the provisions and intent of this Agreement.

23.           Effective Date.

This Agreement is intended to and shall take effect as of the date first set forth above, notwithstanding its actual date of execution or delivery.

24.           Counterparts and Facsimile.

This Agreement may be executed in any number of counterparts and by facsimile, each of which so executed shall constitute an original and all of which taken together shall form one and the same agreement.

[REMAINDER OF PAGE INTENTIONALLY LEFT BLANK]

If the Company and the Selling Shareholders are in agreement with the foregoing terms and conditions, would you each please so indicate by executing a copy of this Agreement where indicated below, and delivering the same to the Underwriter.

Yours very truly,

GMP SECURITIES L.P.

Per: (signed) “Kevin Reid”

    Authorized Signatory

The foregoing is hereby accepted on the terms and conditions therein set forth.

DATED as of this 17th day of September, 2010.

RUBICON MINERALS CORPORATION

Per: (signed) “Christopher J. Bradbrook”
    Authorized Signatory

MCEWEN TRADING LP, by its general partner, Robert R. McEwen

Per: (signed) “Robert R. McEwen”
    Authorized Signatory

EVANACHAN LIMITED

Per: (signed) “Robert R. McEwen”
Authorized Signatory

SCHEDULE “A”

This is Schedule “A” to the underwriting agreement dated as of September 17, 2010, among Rubicon Minerals Corporation, GMP Securities L.P., Evanachan Limited and McEwen Trading LP.

DETAILS OF OUTSTANDING CONVERTIBLE SECURITIES

AND RIGHTS TO ACQUIRE SECURITIES

(i)	Right of First Refusal – The following clause is found in the McEwen Definitive Agreement dated May 18, 2007

Rubicon hereby agrees that it will not engage in any offering of debt or equity securities of Rubicon unless McEwen, Evanachan, Lexam U.S.A. and McEwen Trading LP are granted the right to participate pro-rata in such financing, provided that McEwen, Evanachan, Lexam U.S.A. and McEwen Trading LP together hold a minimum 10% equity interest of the issued and outstanding Rubicon Shares calculated on an undiluted basis and regulatory approval is obtained for such participation.

(ii)	Rubicon Minerals Corporation Stock Options Outstanding as at September 17, 2010

Grant Date (mm/dd/yy)	No. of Shares under Option	Exercise Price	Expiry Date (mm/dd/yy)
10/20/03	20,000	0.76	10/20/13
9/12/05	150,000	0.48	9/12/2010
12/14/05	200,000	0.56	12/14/10
1/15/07	715,000	0.74	1/15/12
4/17/07	100,000	2.55	4/16/12
7/01/07	150,000	1.90	7/01/12
8/31/07	35,000	1.68	8/31/12
2/13/08	1,165,000	1.04	2/13/13
5/09/08	20,000	1.46	5/09/13
1/02/09	2,174,500	1.31	1/02/14
4/01/09	75,000	2.14	4/01/14
4/15/09	125,000	1.89	4/15/14
6/10/09	145,000	3.13	6/10/14
7/13/09	200,000	3.12	7/13/14
9/22/09	50,000	4.47	9/22/14

Grant Date (mm/dd/yy)	No. of Shares under Option	Exercise Price	Expiry Date (mm/dd/yy)
12/07/09	200,000	4.53	12/07/14
1/13/10	2,541,000	5.22	1/13/15
2/01/10	50,000	4.26	2/01/15
5/03/10	125,000	4.08	5/03/15
5/14/10	330,000	3.96	5/14/15
	8,570,500

Subject to Shareholder Approval

Grant Date (mm/dd/yy)	No. of Shares under Option	Exercise Price	Expiry Date (mm/dd/yy)
5/31/2010	200,000	3.63	5/31/15
8/09/10	90,000	3.88	8/09/10
	290,000

SCHEDULE “B”

This is Schedule “B” to the underwriting agreement dated as of September 17, 2010, among Rubicon Minerals Corporation, GMP Securities L.P., Evanachan Limited and McEwen Trading LP.

UNITED STATES OFFERS AND SALES

As used in this Schedule “B”, capitalized terms used herein and not defined herein shall have the meanings ascribed thereto in the underwriting agreement to which this Schedule is annexed and the following terms shall have the meanings indicated:

(a)
“Directed Selling Efforts” means “directed selling efforts” as that term is defined in Regulation S.  Without limiting the foregoing, but for greater clarity in this Schedule, it means, subject to the exclusions from the definition of directed selling efforts contained in Regulation S, any activity undertaken for the purpose of, or that could reasonably be expected to have the effect of, conditioning the market in the United States for any of the Offered Shares and includes the placement of any advertisement in a publication with a general circulation in the United States that refers to the Offering;

(b)
“Distribution Compliance Period” means the 40-day period that begins on the later of (i) the date the Offered Shares are first offered to persons other than Distributors in reliance on Regulation S; or (ii) the Closing Date; provided that, all offers and sales by a Distributor of an unsold allotment or subscription shall be deemed to have been made during the Distribution Compliance Period;

(c)	“Distributor” means any Underwriter, dealer or other person who participates, pursuant to a contractual agreement, in the distribution of the Offered Shares;

(d)	“Institutional Accredited Investor” means an “accredited investor” as that term is defined in Rule 501(a)(1), (2), (3) or (7) of Regulation D;

(e)	“SEC” means the United States Securities and Exchange Commission;

(f)	“Substantial U.S. Market Interest” means substantial U.S. market interest as that term is defined in Regulation S; and

(g)	“U.S. Exchange Act” means the United States Securities Exchange Act of 1934, as amended.

Representations, Warranties and Covenants of the Underwriter

The Underwriter acknowledges that the Offered Shares have not been and will not be registered under the U.S. Securities Act or any state securities laws and may not be offered or sold other than pursuant to a transaction exempt from or not subject to the registration requirements of the U.S. Securities Act and all applicable state securities laws.  The Underwriter represents, warrants and covenants to the Company that:

1.
It has not offered and sold, and will not offer or sell any Offered Shares as part of its initial distribution, except (i) in an offshore transaction in accordance with Rule 903 of Regulation S to persons that are not, and are not purchasing for the account or benefit of,

U.S. Persons or (ii) within the United States or to, or for the account or benefit of, U.S. Persons as provided in paragraphs 2 through 13 below.  Accordingly, neither the Underwriter nor any of its affiliates nor any person acting on its or their behalf (except as permitted in paragraphs 2 through 13 below) (i) has made or will make any offer to sell or any solicitation of an offer to buy any Offered Shares to, or for the account or benefit of, any person within the United States or any U.S. Person, or (ii) has facilitated or will facilitate any sale of Offered Shares to any purchaser unless at the time the buy order was or will have been originated, the purchaser was outside the United States and was not a U.S. Person, or the Underwriter, affiliate or person acting on behalf of either reasonably believed that such purchaser was outside the United States and was not a U.S. Person.

2.
Neither it nor any of its affiliates nor any person acting on its or their behalf has made or will make any Directed Selling Efforts in the United States with respect to the Offered Shares, either while any of the Offered Shares are being offered for sale or during the Distribution Compliance Period.

3.
Any offering material or document prepared or distributed by or on behalf of the Underwriter and used in connection with offers and sales of the Offered Shares prior to the expiration of the Distribution Compliance Period includes, or will include, statements to the effect that the Offered Shares have not been registered under the U.S. Securities Act and may not be offered or sold in the United States or to, or for the account or benefit of, U.S. Persons or persons in the United States unless an exemption from the registration requirements of the U.S. Securities Act is available.  Such statements appear, or will appear, (i) on the cover or inside cover page of any material or document; (ii) in the plan of distribution section of any prospectus or offering memorandum; and (iii) in any advertisement or press release made or issued by the Underwriter.

4.
It agrees that, at or prior to confirmation of the sale of the Offered Shares, it will have sent to each Distributor, dealer (as defined in Section 2(a)(12) of the U.S. Securities Act), or person receiving a selling concession, fee or other remuneration that purchases Offered Shares from it during the Distribution Compliance Period a confirmation or notice to substantially the following effect:

“The securities covered hereby have not been registered under the U.S. Securities Act of 1933, as amended (the “U.S. Securities Act”), and may not be offered or sold within the United States or to, or for the account or benefit of, U.S. persons (i) as part of their distribution at any time or (ii) otherwise until 40 days after the later of the commencement of the offering and the closing date, unless an exemption from the registration requirements of the U.S. Securities Act is available.  Terms used herein have the meanings given to them in Regulation S.”

In addition, prior to the expiration of the Distribution Compliance Period, all subsequent offers and sales of the Offered Shares by the Underwriter shall be made only in accordance with the provision of Rule 903 or 904 of Regulation S; pursuant to a registration of the Offered Shares under the U.S. Securities Act; or pursuant to an available exemption from the registration requirements of the U.S. Securities Act.

The Underwriter agrees to obtain substantially identical undertakings from each member of any banking and selling group formed in connection with the distribution of the

Offered Shares contemplated hereby and to comply with the offering restriction requirements of Regulation S.

5.
It has not entered and will not enter into any contractual arrangement with respect to the distribution of the Offered Shares, except with its affiliates, any selling group members or with the prior written consent of the Company.  It shall require each selling group member to agree, for the benefit of the Company, to comply with, and shall use its best efforts to ensure that each selling group member complies with, the same provisions of this Schedule as apply to the Underwriter as if such provisions applied to such selling group member.

6.
All offers of Offered Shares in the United States or to or for the account or benefit of U.S. Persons by it shall be made through its U.S. registered broker-dealer affiliate (or otherwise pursuant to Rule 15a-6 under the U.S. Exchange Act) in compliance with all applicable U.S. broker-dealer requirements.  Such broker-dealer affiliate is a duly registered broker-dealer with the SEC and under the laws of each state where such offers and sales are made (unless exempted from such state’s registration requirements) and is a member in good standing with the Financial Industry Regulatory Authority, Inc.

7.
Offers of Offered Shares in the United States or to or for the account or benefit of U.S. Persons shall not be made by it (i) by any form of general solicitation or general advertising (as those terms are used in Regulation D), including advertisements, articles, notices or other communications published in any newspaper, magazine, or similar media or broadcast over radio or television, or any seminar or meeting whose attendees had been invited by general solicitation or general advertising or (ii) in any manner involving a public offering within the meaning of Section 4(2) of the U.S. Securities Act.

8.
Any offer or solicitation of an offer to buy Offered Shares that has been made or will be made in the United States or to or for the account or benefit of a U.S. Person by it, its affiliates or any person acting on behalf of either was or will be made only to Institutional Accredited Investors (or persons that the Underwriter, its affiliates, or any person acting on behalf of either reasonably believes are Institutional Accredited Investors) that are exempt or in transactions that are exempt, from registration under the U.S. Securities Act and applicable state securities laws.

9.
It, acting through its U.S. broker-dealer affiliate (or otherwise pursuant to Rule 15a-6 under the U.S. Exchange Act), may offer the Offered Shares in the United States or to or for the account or benefit of U.S. Persons only to offerees with respect to which it has a pre-existing relationship.

10.
Each purchaser within the United States or that is a U.S. Person shall purchase Offered Shares in an aggregate amount, and if such purchaser is purchasing for the account of another Institutional Accredited Investor, each such other Institutional Accredited Investor shall purchase Offered Shares in an aggregate amount, of not less than US$100,000.

11.
Prior to completion of any sale of Offered Shares in the United States or to or for the account or benefit of U.S. Persons, each U.S. purchaser thereof solicited by the Underwriter will be required to execute a U.S. Purchase Agreement in the form attached to the U.S. Private Placement Memorandum.

12.	It will deliver, prior to the purchase, a copy of the U.S. Private Placement Memorandum to each person in the United States and each U.S. Person solicited by it that is purchasing Offered Shares.

13.	At least one business day prior to the Closing Date, it will provide the transfer agent with a list of all purchasers of the Offered Shares in the United States or that are U.S. Persons.

14.
It and its U.S. broker-dealer affiliate acknowledge that until 40 days after the commencement of the Offering, an offer or sale of Offered Shares within the United States by any dealer (whether or not participating in the Offering) may violate the registration requirements of the U.S. Securities Act if such offer or sale is made otherwise than in accordance with an exemption from the registration requirements of the U.S. Securities Act.

15.
At closing on the Closing Date, it, together with its U.S. affiliate selling Offered Shares in the United States or to, or for the account or benefit of, U.S. Persons or persons in the United States will provide a certificate, substantially in the form of Appendix I to this Schedule, relating to the manner of the offer and sale of the Offered Shares in the United States or to, or for the account or benefit of, persons in the United States or U.S. Persons, or will be deemed to have represented that neither it nor its affiliates offered or sold Offered Shares in the United States or to, or for the account or benefit of, U.S. Persons or persons in the United States.

Representations, Warranties and Covenants of the Company

The Company represents, warrants, covenants and agrees that:

16.
The Company is, and at the time of closing will be, a “foreign issuer” within the meaning of Regulation S and reasonably believes that there is a Substantial U.S. Market Interest in the Offered Shares.

17.
The Company is not, and as a result of the sale of the Offered Shares contemplated hereby will not be, an “investment company” as defined in the United States Investment Company Act of 1940, as amended.

18.
During the period in which the Offered Shares are offered for sale, neither it nor any of its affiliates, nor any person acting on its or their behalf (i) has made or will make any Directed Selling Efforts in the United States either while any of the Offered Shares are being offered for sale or during the Distribution Compliance Period, or (ii) has engaged in or will engage in any form of general solicitation or general advertising (as those terms are used in Regulation D) with respect to offers or sales of the Offered Shares in the United States or to or for the account or benefit of U.S. Persons, including advertisements, articles, notices or other communications published in any newspaper, magazine or similar media, or broadcast over radio, or television, or any seminar or meeting whose attendees have been invited by general solicitation or general advertising, or has otherwise acted in a manner involving a public offering within the meaning of Section 4(2) of the U.S. Securities Act in connection with the offer or sale of the Offered Shares in the United States and to or for the account or benefit of U.S. Persons.

19.	Except with respect to offers and sales to Institutional Accredited Investors within the United States or that are U.S. Persons, neither the Company nor any of its affiliates, nor any person acting on its or their behalf, has made or will make: (A) any offer to sell, or any solicitation of an offer to buy, any Offered Shares to, or for the account or benefit of, any person in the United States or any U.S. Person; or (B) any sale of Offered Shares unless, at the time the buy order was or will have been originated, the purchaser is (i) outside the United States and is not a U.S. Person or (ii) the Company, its affiliates, and any person acting on their behalf reasonably believe that the purchaser is outside the United States and is not a U.S. Person.

20.
Any offering material or document prepared or distributed by or on behalf of the Company and used in connection with offers and sales of the Offered Shares prior to the expiration of the Distribution Compliance Period includes, or will include, statements to the effect that the Offered Shares have not been registered under the U.S. Securities Act and may not be offered or sold in the United States or to, or for the account or benefit of, U.S. Persons or persons in the United States unless an exemption from the registration requirements of the U.S. Securities Act is available.  Such statements appear, or will appear, (i) on the cover or inside cover page of any material or document; (ii) in the plan of distribution section of any prospectus or offering memorandum; and (iii) in any advertisement or press release made or issued by the Company or anyone acting on the Company’s behalf (other than the Underwriter, its affiliates and any person acting on its behalf, as to whom no representation is made).

Representations, Warranties and Covenants of the Selling Shareholders

The Selling Shareholders represent, warrant, covenant and agree that:

21.
During the period in which the Offered Shares are offered for sale, neither it nor any of its affiliates, nor any person acting on its or their behalf (i) has made or will make any Directed Selling Efforts in the United States either while any of the Offered Shares are being offered for sale or during the Distribution Compliance Period, or (ii) has engaged in or will engage in any form of general solicitation or general advertising (as those terms are used in Regulation D) with respect to offers or sales of the Offered Shares in the United States or to or for the account or benefit of U.S. Persons, including advertisements, articles, notices or other communications published in any newspaper, magazine or similar media, or broadcast over radio, or television, or any seminar or meeting whose attendees have been invited by general solicitation or general advertising.

22.
None of the Selling Shareholders or any of their affiliates or any persons acting on their behalf (other than the Underwriter, its affiliates and any person acting on its behalf, as to whom no representation is made) has offered or sold, or will offer or sell, any of the Offered Shares in the United States or to, or for the account or benefit of, U.S. Persons or persons in the United States, except for offers and sales made through the Underwriter and its U.S. affiliate in compliance with this Schedule.

23.
None of the Selling Shareholders or any of their affiliates or any person acting on their behalf (other than the Underwriter, its affiliates and any person acting on its behalf, as to whom no representation is made) has taken or will take any action that would cause the applicable exemptions from the registration requirements of the U.S. Securities Act to become unavailable with respect to the offer and sale of the Offered Shares in the United States or to, or for the account or benefit of, U.S. Persons or persons in the United States, or which would cause the exclusion from such registration requirements set forth in Rule

903 of Regulation S to become unavailable with respect to the offer and sale of the Offered Shares outside the United States to persons who are not, and are not acting for the account or benefit of, U.S. Persons or persons in the United States.

APPENDIX I

TO SCHEDULE “B”

UNDERWRITER’S CERTIFICATE

In connection with the private placement in the United States of common shares (the “Offered Shares”) of Rubicon Minerals Corporation (the “Company”) pursuant to the Underwriting Agreement dated as of September 17, 2010 between the Company, the selling shareholders and the Underwriter named therein (the “Underwriting Agreement”), the undersigned does hereby certify as follows:

(i)           on the date hereof and on the date of each offer or sale of Offered Shares, each of our U.S. affiliates who offered Offered Shares in the United States or to, or for the account or benefit, of U.S. Persons is and was (i) a duly registered broker dealer pursuant to Section 15(b) of the U.S. Exchange Act and the securities laws of each state in which such offer is made (unless exempted from the respective state’s broker-dealer registration requirements) and (ii) a member of and in good standing with the Financial Industry Regulatory Authority, Inc.;

(ii)           each offeree of Offered Shares in the United States or who is a U.S. Person was provided with a copy of the U.S. Placement Private Memorandum, including the Canadian Final Prospectus, and no other written material has been used by us in connection with the offering of the Offered Shares, and each purchaser that is, or is purchasing for the account of benefit of, a person in the United States or a U.S. Person was provided with the U.S. Private Placement Memorandum including the Canadian Final Prospectus;

(iii)           immediately prior to transmitting the U.S. Private Placement Memorandum to such offerees, we had reasonable grounds to believe and did believe that each offeree was an institutional “accredited investor” as defined in Rule 501(a)(1), (2), (3) or (7) of Regulation D (an “Institutional Accredited Investor”) under the U.S. Securities Act, and, on the date hereof, we continue to believe that each person in the United States or U.S. Person purchasing Offered Shares from the Selling Shareholders in a sale that was pre-arranged by us is an Institutional Accredited Investor;

(iv)           no form of general solicitation or general advertising (as those terms are used in Regulation D under the U.S. Securities Act) was used by us, including advertisements, articles, notices or other communications published in any newspaper, magazine or similar media or broadcast over radio or television, or any seminar or meeting whose attendees had been invited by general solicitation or general advertising, in connection with the offer or sale of the Offered Shares in the United States or to or for the account or benefit of U.S. Persons;

(v)           the offering of the Offered Shares in the United States or to or for the account or benefit of U.S. Persons has been conducted by us in accordance with the terms of the Underwriting Agreement;

(vi)           we have not made any Directed Selling Efforts in the United States with respect to the Offered Shares; and

(vii)           prior to any sale of Offered Shares in the United States or to, or for the account or benefit of, persons in the United States or U.S. Persons, we caused each U.S. purchaser to execute a U.S. Purchase Agreement in the form included in the U.S. Private Placement Memorandum.

Terms used in this certificate have the meanings given to them in the Underwriting Agreement unless otherwise defined herein.

Dated this ____ day of _________________, 2010.

[UNDERWRITER]                                                                  [U.S. BROKER-DEALER AFFILIATE]

By: ______________________                                          By:     __________________________
  Name:                                                                             Name:
      Title:                                                                               Title: